Third Quarter 2007 Report to Shareholders

BMO Financial Group Reports Third Quarter Net Income Of $660 Million Including $97 Million In After-Tax Losses, Largely Related To Reducing Risk In Our Commodities Business
Net Income Down 7.1% ($50 Million) But Up 6.6% ($47 Million) Excluding Commodities Losses As Other Businesses Performed Well

Performance Highlights:
Third Quarter 2007 Compared with Third Quarter 2006:
•	Net income of $660 million, down $50 million or 7.1%

•	EPS(1) of $1.28 and cash EPS(2) of $1.30, both down $0.10 or 7.2% and 7.1%, respectively

•	ROE of 18.0%, compared with 20.3% last year

•	Revenue up $6 million or 0.2% and non-interest expense up $59 million or 3.6%

•	Provision for credit losses up $49 million to $91 million

•	Effective tax rate down 3.1 percentage points to 21.0%

•
Results in the quarter were affected by losses in our commodities business of $149 million ($97 million after tax and $0.19 per share), as we reduced the size and risk of the commodities portfolio. Our other businesses performed well, overall, generating a $47 million(3) or 6.6% increase in net income and revenue growth of $155 million or 5.9%

•
Announced on August 28, 2007 a $0.02 per share dividend increase, raising quarterly common share dividends to $0.70 per share, up 2.9% from the third quarter and 12.9% from a year ago, reflecting our policy of maintaining a 45% to 55% dividend payout ratio over time

Operating Group Net Income:
•
Personal and Commercial Banking, Canada (P&C Canada) up $3 million or 1.0% to a record $350 million. Excluding P&C Canada’s MasterCard gain in the prior year and income tax recoveries in both periods, net income increased $40 million or 14%, driven by broad-based volume growth across our personal and commercial businesses and a stable net interest margin

•	Personal and Commercial Banking, U.S. (P&C U.S.) down $4 million or 17% to $26 million, including acquisition integration costs, as margin declined in a difficult economic and competitive environment

•	Private Client Group up $22 million or 26% to $105 million, driven by strong revenue growth in full-service investing and mutual funds

•
BMO Capital Markets down $7 million or 3.4% to $196 million, including losses in our commodities business. Our other businesses performed well, with broad-based growth. Those businesses increased net income by $90 million or 45%, generating $293 million of net income

•	Corporate Services net income fell $64 million to a loss of $17 million on lower revenue and higher provisions for credit losses
Year-to-Date 2007 Compared with a Year Ago:
•	Net income of $1,679 million, down $288 million or 15%

•	EPS of $3.24 and cash EPS of $3.29, down $0.56 or 15% and $0.57 or 15%, respectively

•	ROE of 15.1%, compared with 19.2% last year

•
Net income and EPS were reduced by the year-to-date net impact of $829 million ($424 million after tax and $0.83 per share) of losses in our commodities business and a $135 million restructuring charge ($88 million after tax and $0.17 per share)

•	Tier 1 Capital Ratio remains strong at 9.29%

1	All Earnings per Share (EPS) measures in this document refer to diluted EPS unless specified otherwise.
2
The adjustments that change results under generally accepted accounting principles (GAAP) to cash results and GAAP revenue and income taxes to a taxable equivalent basis (teb) are outlined in the Non-GAAP Measures section in the Financial Performance Review, where all non-GAAP measures and their closest GAAP counterparts are outlined. Revenues and income taxes in the financial statements are stated in accordance with GAAP. Otherwise, all revenues and income taxes and measures that include revenues or income taxes in this document are stated on a taxable equivalent basis.

3	Results stated on a basis that excludes commodities losses and/or the first quarter restructuring charge are non-GAAP measures. Please see the non-GAAP Measures section.

Financial Highlights

(Unaudited) (Canadian $ in millions, except as noted)	For the three months ended						For the nine months ended

	July 31,	April 30,	January 31,	October 31,	July 31,	Change from	July 31,	July 31,	Change from
	2007	2007	2007	2006	2006	July 31, 2006	2007	2006	July 31, 2006

Income Statement Highlights
Total revenue	$2,555	$2,528	$2,066	$2,461	$2,570	(0.6)%	$7,149	$7,524	(5.0)%
Total revenue (teb) (a)	2,609	2,571	2,105	2,494	2,603	0.2	7,285	7,618	(4.4)
Provision for credit losses	91	59	52	16	42	+100	202	160	26.3
Non-interest expense	1,659	1,614	1,673	1,613	1,600	3.6	4,946	4,740	4.3
Net income	660	671	348	696	710	(7.1)	1,679	1,967	(14.7)

Common Share Data ($)
Diluted earnings per share	$1.28	$1.29	$0.67	$1.35	$1.38	$(0.10)	$3.24	$3.80	$(0.56)
Diluted cash earnings per share (a)	1.30	1.31	0.68	1.37	1.40	(0.10)	3.29	3.86	(0.57)
Dividends declared per share	0.68	0.68	0.65	0.62	0.62	0.06	2.01	1.64	0.37
Book value per share	28.81	28.95	28.90	28.89	28.21	0.60	28.81	28.21	0.60
Closing share price	66.59	69.46	70.01	69.45	63.95	2.64	66.59	63.95	2.64
Total market value of common shares ($ billions)	33.2	34.7	35.1	34.8	32.0	1.2	33.2	32.0	1.2

	As at

	July 31,	April 30,	January 31,	October 31,	July 31,	Change from
	2007	2007	2007	2006	2006	July 31, 2006

Balance Sheet Highlights
Assets	$359,154	$356,527	$355,491	$319,978	$311,609	15.3%
Net loans and acceptances	205,612	203,210	205,472	190,994	189,893	8.3
Deposits	229,027	221,615	217,114	203,848	202,094	13.3
Common shareholders’ equity	14,374	14,475	14,472	14,465	14,107	1.9

	For the three months ended						For the nine months ended

	July 31,	April 30,	January 31,	October 31,	July 31,		July 31,	July 31,
	2007	2007	2007	2006	2006		2007	2006

Primary Financial Measures (%) (b)
Average annual five year total shareholder return	17.2	16.6	17.8	19.1	12.8		17.2	12.8
Diluted earnings per share growth	(7.2)	3.2	(42.7)	5.5	29.0		(14.7)	13.4
Diluted cash earnings per share growth (a)	(7.1)	3.1	(42.9)	3.8	27.3		(14.8)	11.6
Return on equity	18.0	18.3	9.2	19.4	20.3		15.1	19.2
Cash return on equity (a)	18.2	18.5	9.5	19.6	20.6		15.4	19.4
Net economic profit (NEP) growth (a)	(19.8)	(4.2)	(+100)	(1.0)	59.3		(41.3)	15.0
Revenue growth	(0.6)	2.3	(16.7)	(6.1)	6.7		(5.0)	4.2
Revenue growth (teb) (a)	0.2	2.8	(16.2)	(5.9)	6.7		(4.4)	4.3
Non-interest expense-to-revenue ratio	64.9	63.8	81.0	65.5	62.3		69.2	63.0
Non-interest expense-to-revenue ratio (teb) (a)	63.6	62.8	79.5	64.6	61.5		67.9	62.2
Cash non-interest expense-to-revenue ratio (teb) (a)	63.2	62.3	78.9	64.2	61.1		67.4	61.8
Provision for credit losses-to-average loans and acceptances (annualized)	0.18	0.12	0.10	0.03	0.09		0.13	0.12
Gross impaired loans and acceptances-to-equity and allowance for credit losses	3.49	3.86	4.19	3.81	3.86		3.49	3.86
Cash and securities-to-total assets ratio	31.0	28.6	28.4	27.2	25.2		31.0	25.2
Tier 1 capital ratio	9.29	9.67	9.76	10.22	10.07		9.29	10.07
Credit rating
Standard & Poor’s	A+	AA-	AA-	AA-	AA-		A+	AA-
Moody’s	Aa1	Aa1	Aa3	Aa3	Aa3		Aa1	Aa3

Other Financial Ratios (% except as noted) (b)
Twelve month total shareholder return	8.0	11.3	6.0	24.1	8.0		8.0	8.0
Dividend yield	4.08	3.92	3.71	3.57	3.88		4.02	3.42
Price-to-earnings ratio (times)	14.5	14.8	15.1	13.5	12.6		14.5	12.6
Market-to-book value (times)	2.31	2.40	2.42	2.40	2.27		2.31	2.27
Net economic profit ($ millions) (a)	280	289	(37)	325	349		532	905
Return on average assets	0.72	0.77	0.40	0.86	0.90		0.63	0.86
Net interest margin on average earning assets	1.61	1.65	1.64	1.78	1.84		1.63	1.83
Net interest margin on average earning assets (teb) (a)	1.68	1.71	1.70	1.83	1.89		1.69	1.87
Non-interest revenue-to-total revenue	51.2	52.4	42.1	50.6	52.0		49.0	53.1
Non-interest revenue-to-total revenue (teb) (a)	50.1	51.5	41.3	49.9	51.3		48.1	52.4
Non-interest expense growth	3.6	3.5	5.9	(0.9)	2.0		4.3	0.7
Total capital ratio	11.18	11.03	11.20	11.76	11.59		11.18	11.59
Equity-to-assets ratio	4.3	4.3	4.3	4.7	4.7		4.3	4.7

All ratios in this report are based on unrounded numbers.

(a)	Refer to the “Non-GAAP Measures” section of Management’s Discussion and Analysis for an explanation of cash results, reporting on a taxable equivalent basis (teb) and net economic profit. Securities regulators require that companies caution readers that earnings and other measures adjusted to a basis other than generally accepted accounting principles (GAAP) do not have standardized meanings under GAAP and are unlikely to be comparable to similar measures used by other companies.

(b)	For the period ended, or as at, as appropriate.

Underlying Performance Was Good in the Third Quarter

Toronto, August 28, 2007 — BMO Financial Group reported net income of $660 million for the third quarter ended July 31, 2007, or $1.28 per share.
     Results included after-tax losses of $97 million, or $0.19 a share, in our commodities business. Our other businesses performed well, overall, as they generated net income of $757 million or $1.47 per share. In those businesses, revenue grew 5.9% from a year ago and net income rose by $47 million, or 6.6%.
     Earnings in P&C Canada rose 1% to a record $350 million. Excluding the impact of a $38 million ($25 million after tax) gain on the MasterCard International Inc. (MCI) IPO and a $26 million recovery of prior years’ income taxes in the third quarter a year ago, as well as a $14 million recovery of prior years’ income taxes in the current quarter, P&C Canada’s earnings rose 14%. BMO Capital Markets earnings grew 45%, excluding the impact of the commodities losses, driven by broad-based revenue growth and a lower effective tax rate. Net income increased 26% in Private Client Group, driven by strong revenue growth in full-service investing and mutual funds. P&C U.S. earnings decreased 17% as margin has declined in a difficult economic and competitive environment. P&C U.S. net income would have increased quarter-over-quarter in each period in fiscal 2007 in the absence of acquisition integration costs.
     “P&C Canada performed well,” said Bill Downe, President and Chief Executive Officer of BMO Financial Group. “Its operating performance improved more than the reported results might suggest, as there was a substantial investment gain and tax recovery in the third quarter a year ago. It also performed well relative to the second quarter with higher volumes across most products, strong improvement in personal and commercial loan market share and better net interest margin. Our focus on serving customers and profitably growing the business is paying off.
     “With the exception of the commodities business, we had good results in BMO Capital Markets, with revenues in some of our investment banking businesses doubling from a year ago. Private Client Group also performed well, increasing its income by 26% on strength in full-service investing and mutual funds.
     “P&C U.S. loan and deposit volumes were up both year-over-year and relative to the second quarter. Although revenue growth has been affected by the weak U.S. dollar and lower net interest margins relative to last year, our margins were stable in the quarter and we expect them to remain so in the coming quarter.”

Net Income Summary
(Canadian $ in millions)	Q3-2007	Q2-2007	YTD-2007

Net income as reported	660	671	1,679
Commodities trading losses (after tax)	97	90	424
Restructuring charge (after tax)	—	—	88

Net income excluding commodities trading losses and restructuring charge	757	761	2,191

Amounts in the above table are non-GAAP amounts. Please see footnote 2 to the preceding Operating Highlights and the Non-GAAP Measures section that follows, which outline the use of non-GAAP measures in this document.
During the quarter we recorded losses in our commodities business. We completed a number of significant steps to reduce the size of the portfolio and its risk. Approximately 50% of the loss on the portfolio in the quarter related to certain large proprietary positions that we eliminated by entering into offsetting contracts with a counterparty. The other 50% was largely attributable to other trading activities, which included actions related to managing and reducing the risk in the remainder of the portfolio. During the quarter, we reduced the fair market value of commodity derivative contracts assets from $22.7 billion to $11.5 billion. The actions taken in the third quarter significantly reduced our proprietary positions, the amount of profit and loss volatility, and the complexity of the portfolio as well as the fair market value of assets.
     Other activities during the quarter included:
•	appointing a new head of energy trading and hiring additional key personnel;

•	investing in the infrastructure of our back office processes;

•	lowering our risk exposure to stress events such as hurricanes; and

•	completing the implementation of new risk limits and reductions to existing limits.
     BMO has received inquiries, requests for documents and subpoenas pertaining to the commodities trading losses from securities, commodities, banking and law enforcement authorities. As these inquiries are in the early stages, we are unable to determine whether any proceedings against the Bank will result. We are cooperating with all of these authorities.
     “We made significant progress in reducing our trading book during the quarter and while further reduction is still intended, it will occur within the ongoing trading activity of the business,” added Mr. Downe. “We expect this process to occur over the next two quarters.”
     The foregoing losses in the commodities business were recorded in BMO Capital Markets, primarily in its U.S. operations. As a result, BMO Capital Markets net income for the third quarter was $196 million (including $97 million after-tax losses on commodities) compared with $203 million a year ago and net income of $199 million (including $90 million after-tax losses on commodities) in the second quarter. Its net income for the year to

BMO Financial Group Third Quarter Report 2007 • 1

date was $377 million (including $424 million after-tax losses on commodities), compared with $672 million a year ago.
     As previously reported, we recorded a charge of $135 million in the first quarter for restructuring, including the elimination of approximately 1,000 jobs in primarily non-customer-facing areas across all the support functions and business groups. We continue to make good progress on our initiatives to improve the efficiency and effectiveness of the organization. The expected run-rate savings of $300 million will assist our revenue growth and customer service initiatives, supporting our productivity targets, specifically in P&C Canada where we expect the majority of the savings to be realized and reinvested. To date, we have eliminated roughly 700 positions with significant reductions in Corporate Services, including Technology and Operations, while adding to our front-line personnel, especially in P&C Canada, Private Client Group and BMO Capital Markets. We remain on track to achieve our objectives by the end of the fiscal year.
Operating Segment Overview
P&C Canada
Net income rose $3 million or 1.0% from a year ago to a record $350 million. Results in the third quarter a year ago included a $38 million ($25 million after tax) gain on the MasterCard International Inc. (MCI) IPO and a $26 million recovery of prior years’ income taxes. The current quarter included a $14 million recovery of prior years’ income taxes. Excluding these items, net income rose $40 million or 14%. Revenue rose $25 million or 2.0%, but increased $63 million or 5.2% excluding the MCI gain in the third quarter of the prior year. There was solid top-line growth in each of the personal, commercial and cards businesses. Expenses declined from a year ago due to lower capital tax expense and cost efficiencies.
     Relative to the second quarter, net income increased $26 million or 8.0%. The second quarter included the $32 million after-tax combined benefit of an insurance gain and a gain on an investment security. Excluding those items and this quarter’s $14 million income tax recovery, net income increased $44 million or 15%. There was good revenue growth, due to having three more days in the current quarter, higher net interest margin and volume growth. Expenses increased due to the impact of more days in the current quarter as well as increased employee costs and higher depreciation related to completed initiatives.
     In personal banking, there was growth in most products, particularly higher-spread loans and cards as we continue to focus on improving the customer experience and strengthening relationships. Personal loans grew a strong 11.6% from a year ago and market share improved year-over-year and relative to the second quarter. Mortgage growth slowed with third party and broker mortgages declining from the second quarter as anticipated, as we re-focus our efforts on proprietary channels and building relationships with customers. We have been building our mortgage sales force this year with further expansion expected in 2008. We are aggressively targeting growth in personal deposits through simplified products, streamlined account opening and an improved customer experience.
     In commercial banking, there was continued good growth in loans and deposits. Loans grew 7.7% from a year ago with growth in all regions. Our Canadian business  banking  market  share,  at  19.20%,   increased  strongly  for  the  second
quarter in a row, rising 40 basis points relative to the second quarter and 56 basis points relative to a year ago. With our integrated approach to client service and broad spectrum of products, we are building on our competitive strength to be a market leader in commercial lending.
P&C U.S.
Net income decreased $4 million from a year ago to $26 million. Revenue increased on a U.S. dollar basis but reported revenues included in Canadian consolidated results declined because of the weaker U.S. dollar. Increased revenues were attributable to the inclusion of First National Bank and Trust (FNBT), effective in the second quarter, as well as loan and deposit growth. Revenue growth was lowered by reduced net interest margin.
     Relative to the second quarter, net income fell by $1 million or 5.7%. On a U.S. dollar basis, excluding acquisition integration costs, net income increased by $2 million or 6.7%. Revenue declined, but increased on a U.S. dollar basis, largely due to loan and deposit growth and a stable margin.
     Quarterly results in 2007 have been affected by ongoing acquisition integration costs. In the absence of these costs, earnings would have increased quarter-over-quarter in each period in 2007, growing from US$23.8 million in the fourth quarter of 2006 to US$28.4 million in the current quarter. Acquisition integration costs of FNBT are substantially complete.
     We continue to operate under somewhat difficult economic and market conditions. In this environment, growing revenue is challenging and we have chosen to manage costs by actions such as reducing personnel costs and slowing down new branch openings.
     P&C U.S. does not originate subprime mortgage programs and has very little retail exposure with subprime characteristics. Please see the following Economic Outlook & Market Environment section.
     We recently announced a definitive agreement to purchase Ozaukee Bank, a community bank with six full-service and two limited-service locations in the affluent northern part of the greater Milwaukee area. With US$694 million in assets and US$561 million in deposits, Ozaukee Bank has a leading share of deposits in its market, significantly ahead of its nearest competitor.
     We also announced signing a definitive agreement to purchase Merchants and Manufacturers Bancorporation, Inc., a holding company with six bank subsidiaries operating 34 full-service and 11 limited-service locations in an area concentrated in Milwaukee, and extending into Green Bay to the north and LaCrosse to the west. Merchants and Manufacturers’ banks have a combined US$1.5 billion in assets and US$1.2 billion in deposits, holding more than half of their deposits in the Milwaukee area.

2 • BMO Financial Group Third Quarter Report 2007

Private Client Group
Net income increased $22 million or 26% from a year ago to $105 million. Revenue increased $43 million or 8.8% on broad-based growth, particularly in Full-Service Investing and Mutual Funds. Expenses also increased but at a slower pace.
     Relative to the second quarter, net income increased $4 million or 2.9%. Revenue was relatively unchanged but grew $14 million excluding the impact of a gain on sale of Montreal Stock Exchange common shares in the prior quarter and the impact of the weaker U.S. dollar. The growth was primarily due to an increase in mutual fund revenue. Expenses declined marginally.
     The group continues to be recognized for its products and services. Harris Private Bank was ranked among the Top 5 local private banks in the United States in Euromoney Magazine’s 2007 Global Survey on the delivery of locally based wealth management services.
     BMO Mutual Funds successfully launched BMO LifeStage Plus Funds. This product automatically adjusts the asset mix based on an investor’s time horizon. A unique attribute of the funds is a daily lock-in feature that allows investors to receive the highest daily value during the life of the fund if they remain fully invested in the fund until its target end date.
BMO Capital Markets
As explained, results were affected by losses in our commodities business. Our other businesses increased net income in the third quarter by $90 million or 45% from a year ago. In those businesses, revenue increased $163 million or 24%. There was favourable performance in many product areas. There were strong increases in equity underwriting activity and merger and acquisition fees, each of which more than doubled from a year ago, while debt underwriting revenues were up 95%. There was also strong growth in trading revenues and commission revenues and higher revenues from increased corporate banking assets. Growth was lowered by reduced net investment securities gains and the impact of the weaker U.S. dollar.
     Adjusted for the impact of the losses in our commodities business in both periods, net income rose $4 million or 1.5% from the second quarter on good revenue growth in other product areas including trading revenues, merger and acquisition fees and debt underwriting activity. Growth was lowered by reductions in collections on previously-impaired loans, equity underwriting and net investment securities gains as well as the impact of the weaker U.S. dollar.
     During the quarter, BMO Capital Markets continued to demonstrate its Canadian leadership in high-return fee businesses. Although volumes were down slightly from previous quarters, our market share increased. We participated in 112 new issues including 19 corporate debt deals, 2 issues of preferred shares, 69 common equity transactions and 22 government debt issues, raising a total of $34.2 billion. We also acted as financial advisor on several significant M&A transactions.

Performance Targets
Given the significance of the losses incurred in our commodities business this year, it will be extremely challenging to achieve most of our annual financial targets. We will continue to monitor our performance relative to our annual targets, but will also monitor performance on a basis that excludes the impact of the announced commodities losses, to provide a checkpoint on the success of growing our businesses and meeting our strategic objectives.

Annual Targets for 2007*		Performance to July 31, 2007*
•	5% to 10% EPS growth from a base of $5.11 (excluding changes in the general allowance)	•	EPS of $3.41, down 10.3% from $3.80 a year ago
•	ROE of 18% to 20%	•	ROE of 15.9% annualized
•	Specific provision for credit losses	•	Specific provision for credit losses of $202 million
of $400 million or less

•	We continue to anticipate specific provisions of $300 million or less in fiscal 2007, as estimated at the end of the second quarter.
•	Improve our cash productivity ratio by 100 to 150 basis points	•	Cash productivity ratio deteriorated 376 basis points year-over-year

	* Excluding restructuring charge		* Excluding a restructuring charge of $135 million ($88 million after tax and $0.17 per share)

In the absence of losses in our commodities business, all financial targets would be on track. EPS growth would be 11.6%, ROE would be 19.8% and the cash productivity ratio would have improved by 146 basis points.

     The data in the above table are non-GAAP amounts or non-GAAP measures, except provision for credit losses data. Please see footnote 2 to the preceding Operating Highlights and the Non-GAAP Measures section that follows, which outline the use of non-GAAP measures in this document.
The preceding section and above table contain forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

BMO Financial Group Third Quarter Report 2007 • 3

Economic Outlook & Market Environment
We now anticipate that the Canadian economy will grow at a moderate rate of 2.4% in 2007, though recent volatility in financial markets and stress in credit markets raise the risk of weaker growth. Relatively low interest rates and high resource prices should continue to support consumer and business spending, while the strong Canadian dollar and softer U.S. economy will likely weigh on exports. Housing market activity is expected to remain healthy, though it will likely moderate in response to past increases in interest rates. Growth in consumer spending and personal credit should be supported by recent solid gains in employment. Companies will likely continue to invest to expand productive capacity, which should support business loan growth. Canadian interest rates are not expected to change significantly in the year ahead, presuming the current turbulence in capital markets subsides.
     The economies of central and eastern Canada should continue to lag the resource-producing western provinces as the strong Canadian dollar restrains manufacturing activity. The Canadian dollar had appreciated 9% against the U.S. dollar in 2007 through the end of July, and we expect it to remain strong over the balance of the year.
     The U.S. economy is now projected to grow at a modest rate of 1.9% in 2007. The implementation of tighter lending practices has prolonged the correction in housing markets and will likely continue to dampen demand for residential mortgages. Consumer spending remains moderate, though it is at risk of weakening if home prices continue to fall. Business investment has picked up recently and exports remain strong. The Federal Reserve could reduce rates if the recent stress in capital markets persists. The Midwest economy is anticipated to strengthen modestly as manufacturers should benefit from a weak U.S. dollar and strong global demand.
There has been significant volatility in capital markets recently. Concerns over U.S. subprime mortgages, non-bank-sponsored asset-backed commercial paper and other factors have contributed to a shift toward lower risk financial products and reduced liquidity. BMO Financial Group has very little direct retail exposure with subprime characteristics and our exposure through bonds, where the underlying assets are collateralized debt obligations, is not material. We have in our trading portfolio approximately $400 million of Canadian third-party asset-backed commercial paper, or approximately 0.1% of our assets, which may result in some mark-to-market exposure. None of the Canadian money market funds offered by BMO Mutual Funds and GGOF Guardian Group of Funds has exposure in their portfolios to asset-backed commercial paper issued by non-bank-sponsored conduits.
     BMO has significant expertise in the management of bank-sponsored asset-backed commercial paper programs. We have good knowledge of the assets in the conduits that support the commercial paper issued. They are very high quality and are managed with the same rigour applied to BMO’s assets. During the recent disruption in the third-party-sponsored asset-backed commercial paper market, we have supported our BMO-sponsored conduits and have facilitated trading to ensure the market for bank-sponsored asset-backed commercial paper continues to perform satisfactorily.
     Recent market developments may impact our BMO Capital Markets group in the short term, potentially lowering equity underwriting and merger and acquisition activities, while market volatility and wider credit spreads may benefit our trading operations and corporate loan book. Subject to the effect that market volatility may have on the economy, we do not expect any impact on our other operating groups.
     This Economic Outlook & Market Environment section contains forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

4 • BMO Financial Group Third Quarter Report 2007

Management’s Discussion and Analysis
MD&A commentary is as of August 28, 2007. Unless otherwise indicated, all amounts are in Canadian dollars and have been derived from financial statements prepared in accordance with Canadian generally accepted accounting principles (GAAP). The MD&A should be read in conjunction with the unaudited consolidated financial statements for the period ended July 31, 2007, included in this document, and the annual MD&A for the year ended October 31, 2006, included in BMO’s 2006 Annual Report. The material that precedes this section comprises part of this MD&A.

Bank of Montreal uses a unified branding approach that links all of the organization’s member companies. Bank of Montreal, together with its subsidiaries, is known as BMO Financial Group. As such, in this document, the names BMO and BMO Financial Group mean Bank of Montreal, together with its subsidiaries.

Summary Data

		Increase/(Decrease)		Increase/(Decrease)			Increase/(Decrease)
(Unaudited) (Canadian $ in millions, except as noted)	Q3-2007	vs. Q3-2006		vs. Q2-2007		YTD-2007	vs. YTD-2006

Revenue per financial statements	2,555	(15)	(1%)	27	1%	7,149	(375)	(5%)
Taxable equivalent basis (teb) adjustment	54	21	67%	11	26%	136	42	46%

Revenue (teb) (1)	2,609	6	–	38	2%	7,285	(333)	(4%)
Specific provision for credit losses	91	49	+100%	32	54%	202	42	26%
Reduction of the general allowance	–	–	–	–	–	–	–	–

Total provision for credit losses	91	49	+100%	32	54%	202	42	26%
Non-interest expense	1,659	59	4%	45	3%	4,811	71	1%
Restructuring charge	–	–	–	–	–	135	135	+100%

Total non-interest expense	1,659	59	4%	45	3%	4,946	206	4%
Income taxes per financial statements	127	(72)	(36%)	(38)	(24%)	266	(334)	(56%)
Taxable equivalent basis adjustment	54	21	67%	11	26%	136	42	46%

Income taxes (teb) (1)	181	(51)	(22%)	(27)	(14%)	402	(292)	(42%)
Non-controlling interest in subsidiaries	18	(1)	(1%)	(1)	(2%)	56	(1)	–
Net income	660	(50)	(7%)	(11)	(2%)	1,679	(288)	(15%)

Amortization of intangible assets (after tax)	10	1	7%	–	–	29	2	4%
Cash net income (1)	670	(49)	(7%)	(11)	(2%)	1,708	(286)	(14%)
Earnings per share – basic ($)	1.30	(0.11)	(8%)	(0.01)	(1%)	3.29	(0.59)	(15%)
Earnings per share – diluted ($)	1.28	(0.10)	(7%)	(0.01)	(1%)	3.24	(0.56)	(15%)
Cash earnings per share – diluted ($) (1)	1.30	(0.10)	(7%)	(0.01)	(1%)	3.29	(0.57)	(15%)
Return on equity (ROE)	18.0%		(2.3%)		(0.3%)	15.1%		(4.1%)
Cash ROE (1)	18.2%		(2.4%)		(0.3%)	15.4%		(4.0%)
Productivity ratio	64.9%		2.6%		1.1%	69.2%		6.2%
Productivity (teb) ratio (1)	63.6%		2.1%		0.8%	67.9%		5.7%
Cash productivity (teb) ratio (1)	63.2%		2.1%		0.9%	67.4%		5.6%
Net interest margin on earning assets	1.61%		(0.23%)		(0.04%)	1.63%		(0.20%)
Net interest margin on earning assets (teb) (1)	1.68%		(0.21%)		(0.03%)	1.69%		(0.18%)
Effective tax rate	15.7%		(5.7%)		(3.7%)	13.3%		(9.6%)
Effective tax rate (teb) (1)	21.0%		(3.1%)		(2.2%)	18.8%		(6.7%)

Net income:
Personal and Commercial Banking	376	(1)	(1%)	25	7%	1,048	87	9%
P&C Canada	350	3	1%	26	8%	966	96	11%
P&C U.S.	26	(4)	(17%)	(1)	(6%)	82	(9)	(10%)
Private Client Group	105	22	26%	4	3%	301	30	11%
BMO Capital Markets	196	(7)	(3%)	(3)	(1%)	377	(295)	(44%)
Corporate Services, including Technology and Operations (T&O)	(17)	(64)	(+100%)	(37)	(+100%)	(47)	(110)	(+100%)

BMO Financial Group	660	(50)	(7%)	(11)	(2%)	1,679	(288)	(15%)

(1)
These are non-GAAP amounts or non-GAAP measures. Please see footnote 2 to the preceding Operating Highlights and the Non-GAAP Measures section that follows, which outline the use of non-GAAP measures in this document.

BMO Financial Group Third Quarter Report 2007 • 5

Management’s Responsibility for Financial Information
BMO’s CEO and CFAO have certified the appropriateness of the financial disclosures in our interim MD&A and unaudited interim consolidated financial statements for the period ended July 31, 2007. They have also certified that they are responsible for the design of disclosure controls and procedures and internal control over financial reporting.
     BMO’s internal control over financial reporting includes policies and procedures that: pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of BMO; provide reasonable assurance that transactions are recorded as necessary to permit preparation of the financial statements in accordance with Canadian generally accepted accounting principles and the requirements of the Securities and Exchange Commission in the United States, as applicable, and that receipts and expenditures of BMO are being made only in accordance with authorizations of management and directors of BMO; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of BMO’s assets that could have a material effect on the financial statements.
     Because of its inherent limitations, internal control over financial reporting can provide only reasonable assurance and may not prevent or detect misstatements. Further, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
     In connection with BMO Financial Group’s review of its losses in its commodities business, BMO determined at the end of the second quarter that a more appropriate market-based methodology should be used for valuing the commodities portfolio and that the independent price verification processes previously performed by BMO failed to identify price discrepancies. These factors, together with increased concerns with the reliability of quotes from BMO’s principal broker used in the first quarter valuation resulted in the restatement of BMO’s previously reported financial statements for the quarter ended January 31, 2007.
     In light of the foregoing, BMO took the following remedial actions in the second and third quarters:
•	placed two of our commodities professionals on leave. Those individuals are no longer employed by BMO;
•	changed reporting lines within BMO Capital Markets for the commodities business, appointed a new head of energy trading and hired additional key personnel;
•	suspended our business relationship with the principal broker used in the first quarter valuation;
•
changed our independent price verification process to incorporate a more appropriate market-based valuation methodology for determining ongoing mark-to-market valuation of the commodities portfolio; and

•	increased management oversight, implemented new risk limits and reduced existing risk limits.
     Except for the above remedial actions, there were no changes in our internal control over financial reporting during the quarter ended July 31, 2007 that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
     As in prior quarters, BMO’s audit committee reviewed this document, including the attached unaudited interim consolidated financial statements, and BMO’s Board of Directors approved the document prior to its release.
     A comprehensive discussion of our businesses, strategies and objectives can be found in Management’s Discussion and Analysis in BMO’s 2006 Annual Report, which can be accessed on our web site at www.bmo.com/investorrelations. Readers are also encouraged to visit the site to view other quarterly financial information.

Caution Regarding Forward-Looking Statements
 Bank of Montreal’s public communications often include written or oral forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the ‘safe harbor’ provisions of, and are intended to be forward-looking statements under, the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements may involve, but are not limited to, comments with respect to our objectives and priorities for 2007 and beyond, our strategies or future actions, our targets, expectations for our financial condition or share price, and the results of or outlook for our operations or for the Canadian and U.S. economies.
     By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. There is significant risk that predictions, forecasts, conclusions or projections will not prove to be accurate, that our assumptions may not be correct and that actual results may differ materially from such predictions, forecasts, conclusions or projections. We caution readers of this document not to place undue reliance on our forward-looking statements as a number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements.
     The future outcomes that relate to forward-looking statements may be influenced by many factors, including but not limited to: general economic conditions in the countries in which we operate; interest rate and currency value fluctuations; changes in monetary policy; the degree of competition in the geographic and business areas in which we operate; changes in laws; judicial or regulatory proceedings; the accuracy and completeness of the information we obtain with respect to our customers and counterparties; our ability to execute our strategic plans and to complete and integrate acquisitions; critical accounting estimates; operational and infrastructure risks; general political conditions; global capital market activities; the possible effects on our business of war or terrorist activities; disease or illness that impacts on local, national or international economies; disruptions to public infrastructure, such as transportation, communications, power or water supply; and technological changes.
     We caution that the foregoing list is not exhaustive of all possible factors. Other factors could adversely affect our results. For more information, please see the discussion on pages 28 and 29 of BMO’s 2006 Annual Report, which outlines in detail certain key factors that may affect BMO’s future results. When relying on forward-looking statements to make decisions with respect to Bank of Montreal, investors and others should carefully consider these factors, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements. Bank of Montreal does not undertake to update any forward-looking statement, whether written or oral, that may be made, from time to time, by the organization or on its behalf.
     Assumptions about the future performance of the Canadian and U.S. economies and how that will affect our businesses were material factors we considered when setting our strategic priorities and objectives and in determining our financial targets, including provisions for credit losses. Key assumptions included that the Canadian and U.S. economies would expand at a moderate pace in 2007 and that inflation would remain low. We also assumed that interest rates in 2007 would remain little changed in Canada but decline in the United States and that the Canadian dollar would hold onto its value relative to the U.S. dollar. The Canadian dollar has strengthened relative to the U.S. dollar and interest rates have increased in the United States, but we believe that our other assumptions remain valid. We have continued to rely upon those assumptions and the views outlined in the preceding Economic Outlook & Market Environment section in considering our ability to achieve our 2007 targets. In determining our expectations for economic growth, both broadly and in the financial services sector, we primarily consider historical economic data provided by the Canadian and U.S. governments and their agencies. Tax laws in the countries in which we operate, primarily Canada and the United States, are material factors we consider when determining our sustainable effective tax rate.
     Assumptions about the performance of the natural gas and crude oil commodities markets and how that will affect the performance of our commodities business were material factors we considered in making the forward-looking statements regarding the commodities portfolio set out in this document. Key assumptions included that commodities prices and implied volatility would be stable and our positions would continue to be managed with a view to lowering the size and risk level of the portfolio.

6 • BMO Financial Group Third Quarter Report 2007

Regulatory Filings
Our continuous disclosure materials, including our interim filings, annual MD&A and audited consolidated financial statements, our Annual Information Form and the Notice of Annual Meeting of Shareholders and Proxy Circular are available on our web site at www.bmo.com/investorrelations, on the Canadian Securities Administrators’ web site at www.sedar.com and on the EDGAR section of the SEC’s web site at www.sec.gov.
Non-GAAP Measures
BMO uses both GAAP and certain non-GAAP measures to assess performance. Securities regulators require that companies caution readers that earnings and other measures adjusted to a basis other than GAAP do not have standardized meanings under GAAP and are unlikely to be comparable to similar measures used by other companies. The following table reconciles the non-GAAP measures, which management regularly monitors, to their GAAP counterparts.
     Management discloses amounts on a basis that adjusts for the impact of significant losses in our commodities business in each quarter of 2007 and related performance-based compensation in the first and second quarters, as well as a restructuring charge recorded in the first quarter. The restructuring charge related to severance costs for the planned elimination of approximately 1,000 primarily non-customer-facing positions and other non-employee-related costs. Amounts and measures stated on a basis that excludes the foregoing items are considered useful as they would be expected to be more reflective of ongoing operating results.
     Cash earnings and cash productivity measures may enhance comparisons between periods when there has been an acquisition, particularly because the purchase decision may not consider the amortization of intangible assets to be a relevant expense. Cash EPS measures are also disclosed because analysts often focus on this measure, and cash EPS is used by Thomson First Call to track third- party earnings estimates that are frequently reported in the media. Cash measures add the after-tax amortization of intangible assets to GAAP earnings to derive cash net income (and associated cash EPS) and deduct the amortization of intangible assets from non-interest expense to derive cash productivity measures.
     BMO, like many banks, analyzes revenue, and ratios computed using revenue, on a taxable equivalent basis (teb). This basis includes an adjustment that increases GAAP revenues and the GAAP provision for income taxes by an amount that would raise revenues on certain tax-exempt securities to a level equivalent to amounts that would incur tax at the statutory rate. The effective income tax rate is also analyzed on a taxable equivalent basis for consistency of approach. Analysis on a taxable equivalent basis neutralizes the impact on ratios of investing in tax exempt or tax-advantaged securities rather than fully-taxable securities with higher yields. It reduces distortions in ratios between periods and between institutions related to the choice of tax-advantaged and taxable investments. In this MD&A, all revenues and tax amounts and related ratios are stated on a taxable equivalent basis, unless indicated otherwise.
     Net economic profit represents cash net income available to common shareholders, less a charge for capital, and is considered an effective measure of economic value added.

7 • BMO Financial Group Third Quarter Report 2007

GAAP and Related Non-GAAP Measures used in the MD&A

(Canadian $ in millions, except as noted)	Q3-2007	Q2-2007	Q3-2006	YTD-2007	YTD-2006

Net interest income per financial statements (a)	1,247	1,204	1,234	3,647	3,529
Non-interest revenue	1,308	1,324	1,336	3,502	3,995

Revenue per financial statements (b)	2,555	2,528	2,570	7,149	7,524
Taxable equivalent basis (teb) adjustment (c)	54	43	33	136	94

Net interest income (teb) (a+c) (d) (1)	1,301	1,247	1,267	3,783	3,623
Non-interest revenue	1,308	1,324	1,336	3,502	3,995

Revenue (teb) (e) (1)	2,609	2,571	2,603	7,285	7,618

Provision for income taxes per financial statements (f)	127	165	199	266	600
Taxable equivalent basis adjustment	54	43	33	136	94

Provision for income taxes (teb) (g) (1)	181	208	232	402	694

Non-interest expense (h)	1,659	1,614	1,600	4,811	4,740
Restructuring charge (i)	–	–	–	135	–

Total non-interest expense (j)	1,659	1,614	1,600	4,946	4,740
Amortization of intangible assets	(11)	(13)	(10)	(35)	(33)

Cash-based expense (k) (1)	1,648	1,601	1,590	4,911	4,707

Net income (l)	660	671	710	1,679	1,967
Amortization of intangible assets, net of income taxes	10	10	9	29	27

Cash net income (m) (1)	670	681	719	1,708	1,994
Preferred share dividends	(9)	(13)	(6)	(31)	(22)
Charge for capital (1)	(381)	(379)	(364)	(1,145)	(1,067)

Net economic profit (1)	280	289	349	532	905

Productivity ratio (%) ((j/b) x 100)	64.9	63.8	62.3	69.2	63.0
Productivity (teb) ratio (1) (%) ((j/e) x 100)	63.6	62.8	61.5	67.9	62.2
Cash productivity (teb) ratio (1) (%) ((k/e) x 100)	63.2	62.3	61.1	67.4	61.8
Net interest margin annualized (%) ((a/average earning assets) x 100)	1.61	1.65	1.84	1.63	1.83
Net interest margin (teb) annualized (1) (%) ((d/average earning assets) x 100)	1.68	1.71	1.89	1.69	1.87
EPS (uses net income) ($)	1.28	1.29	1.38	3.24	3.80
Cash EPS (1),(uses cash net income) ($)	1.30	1.31	1.40	3.29	3.86
Effective tax rate (%) (f/income before income taxes)	15.7	19.4	21.4	13.3	22.9
Effective tax rate (teb) (%) (1) (g/income before income taxes plus teb adjustment)	21.0	23.2	24.1	18.8	25.5

Restructuring charge (i)	–	–	–	135	–
Income taxes thereon	–	–	–	47	–

Net impact of restructuring (n)	–	–	–	88	–

Commodities trading losses (o)	149	171	–	829	–
Performance – based compensation (p)	–	(33)	–	(120)	–
Related income taxes	52	48	–	285	–

Net impact of Commodities trading losses (q)	97	90	–	424	–

Net impact of commodities losses, restructuring charge and income taxes (n+q) (1)	97	90	–	512	–

Measures on a basis that excludes the impact of commodities trading losses and restructuring charge (1)
Cash-based expense (k-i-p)	1,648	1,634	1,590	4,896	4,707
Net income (l+n+q)	757	761	710	2,191	1,967
Cash net income (m+n+q)	767	771	719	2,220	1,994
Productivity ratio (teb) (%) ((j-i-p)/(e+o)) x 100	60.2	60.1	61.5	60.8	62.2
Cash productivity ratio (teb) (%) ((k-i-p)/(e+o)) x 100	59.7	59.6	61.1	60.3	61.8
EPS (uses net income excluding net impact of commodities losses, restructuring charge and income taxes)	1.47	1.47	1.38	4.24	3.80
Cash EPS (uses cash net income excluding commodities losses, restructuring charge and income taxes)	1.49	1.49	1.40	4.29	3.86
ROE (%) (uses net income excluding commodities losses, restructuring charge and income taxes)	20.6	20.7	20.3	19.8	19.2

(1)	These are non-GAAP amounts or non-GAAP measures.

8 • BMO Financial Group Third Quarter Report 2007

Foreign Exchange
The Canadian dollar strengthened by 7% in the third quarter after having strengthened by almost 6% in the second quarter, increasing to a rate of $1.07 per U.S. dollar at the end of July, as the Canadian dollar reached a 30-year high. The following table indicates the relevant average Canadian/U.S. dollar exchange rates and the impact of changes in the rates. At the start of each quarter, BMO enters into hedging transactions that are expected to partially offset the pre-tax effects of exchange rate fluctuations in the quarter on our U.S. dollar net income for that quarter. As such, these activities partially mitigate the impact of exchange rate fluctuations within a single quarter; hedging transactions are not, however, designed to offset the impact of year-over-year fluctuations in exchange rates.
     The gain or loss from hedging transactions in future periods will be determined by both future currency fluctuations and the amount of underlying future hedging transactions, since the transactions are entered into each quarter in relation to expected U.S. dollar denominated net income for the next three months. The effect of currency fluctuations on our investments in foreign operations is discussed in the Income Taxes section.
Effects of U.S. Dollar Exchange Rate Fluctuations on BMO’s Results

	Q3-2007		YTD-2007
(Canadian $ in millions, except as noted)	vs. Q3-2006	vs Q2-2007	vs YTD-2006

Canadian/U.S. dollar exchange rate (average)
Current period	1.0673	1.0673	1.1243
Prior period	1.1164	1.1444	1.1379
Decreased revenue	(22)	(34)	(20)
Decreased expense	15	23	12
Decreased provision for credit losses	2	2	2
Increased income taxes	(1)	(1)	(1)

Decreased net income before hedging gains	(6)	(10)	(7)
Hedging gains	8	8	8
Income taxes thereon	(3)	(3)	(3)

Decreased net income	(1)	(5)	(2)

Other Value Measures
Net economic profit (NEP) was $280 million (see the Non-GAAP Measures section), compared with $349 million in the third quarter of 2006 and $289 million in the second quarter of 2007. The reduction was attributable to lower net income, largely due to the commodities losses. Year to date, NEP was $532 million, down from $905 million in the first nine months of 2006. The reduction was largely due to reduced net income associated with the commodities losses and the restructuring charge, as well as a higher charge for our increased capital.
     The total shareholder return (TSR) on an investment in BMO common shares was –3.2% in the third quarter and 8.0% for the twelve months ended July 31, 2007. BMO’s average annual TSR for the five-year period ended July 31, 2007 was 17.2%, below the comparable S&P/TSX Composite average annual total return of 18.4%.
Net Income
Reported net income decreased $50 million from a year ago to $660 million. There were $97 million in after-tax losses in our commodities business. In our other businesses, net income increased $47 million or 6.6%. P&C Canada net income increased $3 million to a record $350 million. Excluding the MasterCard gain from the prior year and income tax recoveries in both periods, P&C Canada’s earnings increased $40 million or 14%. P&C U.S. net income was $4 million or 17% lower as margin declined amid difficult economic and market conditions. Private Client Group net income increased $22 million or 26%. Broad-based revenue growth was only partially offset by higher revenue-based costs and costs of investing to drive future revenue growth. There was strong fee-based and commission revenue growth in full-service investing, as well as higher revenue on increased mutual fund assets and higher trust and investment revenue in North American private banking. BMO Capital Markets net income fell by $7 million because of the losses in the commodities business, but increased $90 million or 45% in its other businesses. There was strong revenue growth in a number of product areas. Corporate Services net income declined $64 million due to lower revenues and higher provisions for credit losses.
     Reported net income decreased $11 million or 1.6% from the second quarter. Adjusted for the $97 million after-tax impact of the commodities losses recorded in the current quarter and the $90 million after-tax impact of commodity losses net of reduced performance-based compensation in the second quarter, net income fell $4 million from the second quarter. Results in the current quarter included a $14 million income tax recovery in P&C Canada. Results in the second quarter benefited from the $32 million combined after-tax impact of an insurance gain and a gain on an investment security. Adjusting for these items, P&C Canada net income increased $44 million or 15%. The third quarter has three more calendar days than the second quarter, which increases revenue, expense and net income. Corporate Services net income declined $37 million due to lower revenues and higher provisions for credit losses.
     Year to date, net income totalled $1,679 million, compared with $1,967 million in the comparable period in 2006. Our commodities business incurred $829 million ($424 million after tax and $120 million of reduced performance-based compensation) in losses. We also recorded an $88 million after-tax restructuring charge in the current year to date. Adjusted for the foregoing items, net income rose $224 million or 11%. On this basis, BMO Capital Markets net income was up on improved performance in a number of product areas, despite particularly favourable trading revenues a year ago. There was broad-based volume growth in P&C Canada and Private Client Group.
     The commodities losses that were recorded in net income for the first quarter of 2007 included $203 million ($94 million after tax) of commodities losses that relate to periods prior to fiscal 2007. Periods prior to fiscal 2007 were not restated as the amounts were not considered material. Please refer to Note 2 to the unaudited interim consolidated financial statements for the second quarter.
     The net income from U.S.-based businesses totalled US$3 million in the third quarter of 2007, compared with net income of US$109 million a year ago and US$9 million in the second quarter. Year to date, the net loss from U.S.-based businesses totalled US$140 million, compared with net income of US$326 million and 19% of BMO’s income for the comparable period in 2006. Current year

BMO Financial Group Third Quarter Report 2007 • 9

results were affected by the losses in the commodities business, the impact of which was recorded primarily in our U.S. businesses, as well as the portion of the restructuring charge recorded in our U.S. results in the first quarter. Excluding the commodities losses and restructuring charge, the net income from U.S.-based businesses was US$103 million in the current quarter, compared with US$99 million in the second quarter and US$109 million a year ago. On this basis, net income from U.S. businesses was US$296 million for the year to date, compared with net income of US$326 million a year ago.
Revenue
As explained in the preceding Non-GAAP Measures section, BMO, like many banks, analyzes revenue on a taxable equivalent basis (teb) and all revenues and ratios computed using revenue in this MD&A are stated on that basis.
     Total revenue in the third quarter increased $6 million or 0.2% from a year ago. Results were affected by the $149 million of losses in the commodities business in BMO Capital Markets. In our other businesses, revenue increased $155 million or 5.9%. P&C Canada revenue increased due to volume growth in each of the personal, commercial and card businesses, and improved personal and commercial net interest margin, while prior year revenues included a $38 million gain on the MCI IPO. Revenue was also higher in P&C U.S., on a U.S. dollar basis, driven by the acquisition of FNBT. Private Client Group also grew both net interest income and non-interest revenue. BMO Capital Markets had strong revenue growth, adjusted for the commodities losses, as both net interest income and non-interest revenue increased. Corporate Services revenue was down due to reduced securitization revenue in the current quarter and interest received on income tax refunds last year.
     Total revenue increased $38 million or 1.5% from the second quarter. Adjusted for the $149 million of losses recorded in the commodities business in the current quarter  and  the  $171 million  recorded  in  the  second  quarter, revenue increased
$16 million or 0.6% from the second quarter. There are three more calendar days in the third quarter than in the second quarter, which increases revenue, while the weaker U.S. dollar lowered revenue growth. There was strong growth in P&C Canada as volume growth and improved net interest margin more than offset the $40 million combined impact of a $26 million insurance gain and a $14 million investment security gain in the second quarter. Revenue was also higher in P&C U.S., on a U.S. dollar basis, driven by loan and deposit growth and a stable margin. Private Client Group revenues were relatively unchanged, although the prior quarter included a gain on sale of Montreal Stock Exchange common shares. BMO Capital Markets revenue increased due to higher trading revenues and increases in capital markets fees. Total Corporate Services revenue was lower due to a reduction in securitization revenues and lower foreign exchange gains.
     Year to date, total revenue decreased $333 million or 4.4% from a year ago, but increased $496 million or 6.5% excluding the losses in the commodities business. On this basis, revenue increased in P&C Canada, Private Client Group and BMO Capital Markets due to broad-based volume growth. As indicated previously, the commodities losses that were recorded as a reduction to revenues in the first quarter of 2007 includes $203 million of commodities losses that relate to periods prior to fiscal 2007. The prior periods were not adjusted as the amounts were not considered material. Please refer to Note 2 to the unaudited interim consolidated financial statements for the second quarter.

Net Interest Margin (teb) *

		Increase	Increase		Increase
		(Decrease)	(Decrease)		(Decrease)
(In basis points)	Q3-2007	vs. Q3-2006	vs. Q2-2007	YTD-2007	vs. YTD-2006

P&C Canada	273	4	9	268	2
P&C U.S.	337	(30)	(1)	338	(33)

Personal and Commercial Client Group	283	(1)	6	279	(3)
Private Client Group	957	(67)	(68)	985	(21)
BMO Capital Markets	61	(1)	(6)	63	(1)
Corporate Services, including Technology and Operations (T&O)	nm	nm	nm	nm	nm

BMO Financial Group	168	(21)	(3)	169	(18)

Total Canadian Retail**	308	2	5	304	3

*	Net interest margin is disclosed and computed with reference to average earning assets, rather than total assets. This basis provides a more relevant measure of margins and changes in margins.

**	Total Canadian retail margin represents the net interest margin of the combined Canadian business of P&C Canada and Private Client Group.
nm- not meaningful

Net Interest Income
Net interest income increased $34 million or 2.7% from a year ago, driven by volume growth in the client operating groups. Average earning assets increased $42 billion or 16%, primarily due to lower-spread trading products assets in BMO Capital Markets as its average earning assets increased $37 billion. P&C Canada assets were higher due to loan growth and P&C U.S. assets were higher due to loan growth and the acquisition of FNBT. There was strong net interest income growth in  BMO Capital  Markets  with moderate growth in Private Client Group and P&C
Canada. Corporate Services net interest income declined, due to reductions in securitization revenue and interest received on income tax refunds last year.
     Relative to the second quarter, net interest income increased $54 million or 4.4%, in part due to three more calendar days in the current quarter. Average earning assets increased $9 billion, again due primarily to an increase in trading products and corporate banking assets in BMO Capital Markets. Increased net interest income was largely attributable to P&C Canada which had good asset and deposit growth and improved net interest margins.
     Year to date, net interest income increased $160 million or 4.4%, driven by volume growth. Average earning assets increased $40

10 • BMO Financial Group Third Quarter Report 2007

billion or 16%. There were increases in trading and lending assets in BMO Capital Markets and increased loans in P&C Canada and P&C U.S., driven by organic growth and acquisitions. Corporate Services net interest income declined due to reductions in securitization revenue and interest on income tax refunds received last year.
     BMO’s overall net interest margin on average earning assets for the third quarter of 2007 was 1.68%, or 21 basis points lower than in the third quarter of the prior year. There were lower net interest margins in P&C U.S. and Private Client Group as well as a slight decline in BMO Capital Markets. Net interest margin increased in P&C Canada due to higher mortgage spreads, a focus on volume growth in products with higher margins and increased commercial loan recoveries, partially offset by the effects of competitive pressures and higher funding costs. Net interest margin in P&C U.S. has been affected by the continued shifting of customers’ preferences from higher-spread to lower-spread loan and deposit products and by competitive pressures.
     The two main drivers of the change in total bank margin are the individual group margins and the changes in the magnitude of each operating group’s assets. The year-over-year decrease of 21 basis points was mainly due to growth in lower-spread trading assets in BMO Capital Markets. Both P&C U.S. and Private Client Group had significant margin declines but they are relatively smaller groups and their effect on the total bank margin change was minimal.
     Relative to the second quarter, net interest margin decreased 3 basis points. There were declines in Private Client Group and BMO Capital Markets, while net interest margin improved in P&C Canada in part due to higher mortgage refinancing fees, increased commercial loan recoveries and volume growth in products with higher margins, partially offset by higher funding costs. P&C U.S. margin was stable. Again, the decrease in the total bank margin was due mainly to the growth in lower-spread assets in BMO Capital Markets, mitigated by the strong margin improvement in P&C Canada.
     Year to date, BMO’s overall net interest margin fell 18 basis points to 1.69%. The overall decline was mainly due to the significant lower-spread asset growth in BMO Capital Markets, where average earning assets increased $35 billion or 28%, with some offsetting benefit from higher net interest margin in P&C Canada.
Non-Interest Revenue
Non-interest revenue decreased $28 million from a year ago to $1,308 million, due to the $147 million non-interest revenue component of the commodities losses. There was a $44 million increase in securitization revenue and a $27 million reduction in card fee revenue. The decrease in card fee revenue was driven by a credit card loan securitization in the fourth quarter of 2006, resulting in card fee revenue being subsequently recognized as securitization revenue. There were solid increases in equity underwriting fees, merger and acquisition fees, mutual fund revenues, securities commissions and lending fees. There was a $45 million decrease in net investment securities gains, due largely to last year’s $38 million gain on the MasterCard IPO.
     Relative to the second quarter, non-interest revenue decreased $16 million, or by $32 million excluding the non-interest revenue component of the commodities losses in both periods. There were reductions in insurance revenues, related to last quarter’s $26 million insurance gain, as well as securitization revenues, equity underwriting and investment securities gains. Mutual fund revenues, lending fees and merger and acquisition fees increased.
     Year to date, non-interest revenue decreased $493 million or 12%, but increased $326 million or 8.1% excluding the non-interest revenue component of the commodities losses. There were significant increases in securitization revenue, mutual fund fees, lending fees and securities commissions as well as equity underwriting and merger and acquisition fees. Insurance revenues also increased.
Non-Interest Expense
Non-interest expense increased $59 million or 3.6% from a year ago to $1,659 million. There was a significant increase in performance-based compensation, particularly in BMO Capital Markets where a number of businesses had very strong revenue and net income growth. There were also increased computer and equipment costs, while salaries and capital tax expense declined.
     BMO’s productivity ratio was 63.6% in the quarter, compared with 61.5% a year ago and 62.8% in the second quarter. The cash productivity ratio was 63.2%, a deterioration of 206 basis points from a year ago, because of the commodities losses, and 86 basis points from the second quarter.
     Relative to the second quarter, non-interest expense increased $45 million or 2.8%. Performance-based compensation increased, due in large part to the reduced compensation in the second quarter associated with the commodities business. Combined salaries and benefits were lower and there was reduced capital tax expense.
     Year to date, non-interest expense increased $206 million or 4.3%. The increase was attributable to the $135 million restructuring charge in the first quarter, increased salary costs in respect of added front-line sales and service staff in the latter half of 2006 and merit increases, as well as higher computer and equipment costs. Performance-based compensation declined as costs for the first six months of the year were lowered by $120 million in respect of the losses in the commodities business. BMO’s productivity ratio was 67.9% for the year to date, compared with 62.2% a year ago.
     Excluding the commodities losses, associated performance-based compensation and the restructuring charge, the cash productivity ratio was 59.7% in the current quarter, compared with 59.6% in the second quarter and 61.1% a year ago. On a similarly-adjusted basis, the cash productivity ratio was 60.3% year to date and 61.8% in the comparable period of 2006.

BMO Financial Group Third Quarter Report 2007 • 11

Risk Management
The provision for credit losses was $91 million, up from $42 million a year ago and $59 million in the second quarter. The increase was due to higher new specific provisions on higher volumes as well as lower reversals and recoveries, particularly relative to the prior year. Higher specific provisions were in part attributable to a loss in our Canadian mortgage business, unrelated to subprime mortgages.
     Specific provisions represented 18 basis points of average net loans and acceptances, including securities borrowed or purchased under resale agreements, up from a year ago and the second quarter, but below the 23 basis point average of the past five fiscal years. Excluding the loss in our Canadian mortgage business, specific provisions represented 15 basis points of average net loans and acceptances.
     New impaired loan formations totalled $106 million in the quarter, down $25 million from the second quarter but up $23 million from a year ago. Formations are in line with expectations at this stage of the economic cycle. There were no impaired loan sales during the current quarter, compared with impaired loan sales of $8 million in the prior year with related reversals and recoveries of $9 million. In the second quarter, impaired loan sales totalled $17 million with resulting reversals and recoveries of $5 million.
     Gross impaired loans and acceptances were down from the second quarter and remain at historically low levels. Factors contributing to the changes are outlined in the accompanying table.
     The total allowance for credit losses of $1,045 million at the end of the quarter was comprised of a specific allowance of $157 million and a general allowance of $888 million. There was no significant change in the specific allowance from the second quarter or a year ago. The general allowance is maintained to absorb impairment in the existing credit portfolio that cannot yet be associated with specific credit assets. It is assessed on a quarterly basis and decreased $13 million from the end of the previous quarter due to the change in the Canadian/U.S. dollar exchange rate. While there was no overall general provision for credit losses in the quarter, we did reflect an increase in the general provision of $19 million in our U.S. operations in the quarter and a corresponding reduction of $19 million of the general provision in our Canadian operations, reflecting the relative growth and inherent risk in the portfolios. We continue to believe the total allowance for credit losses fully addresses impairment in BMO’s credit portfolio.
     BMO’s loan book continues to be comprised largely of more stable consumer and commercial portfolios, which, excluding securities borrowed or purchased under resale agreements, represented 80.9% of the loan portfolio at the end of the quarter, down from 81.2% at the end of the second quarter and 84.4% a year ago. The declines were due to strong growth in corporate loans.  Approximately 90% of the consumer portfolio, including credit cards and residential mortgages, is comprised of secured loans. Excluding credit cards and residential mortgages, approximately 80% of the consumer loans are secured.
     We expect the credit environment to remain somewhat volatile over the balance of fiscal 2007, given current market concerns. Overall for fiscal 2007, we expect new specific provisions to be higher and reversals and recoveries to be lower than in fiscal 2006. We continue to anticipate specific provisions in fiscal 2007 to be $300 million or less, down from the fiscal 2007 target of $400 million or less established at the beginning of the year.
     BMO has no material exposure to U.S. subprime mortgages and we are comfortable with the level of our exposure. Please see the preceding Economic Outlook & Market Environment section.
     BMO’s market risk and liquidity and funding management practices and key measures are outlined on pages 69 to 72 of the 2006 Annual Report. Trading and Underwriting Market Value Exposure has decreased quarter-over-quarter, mainly due to reduced exposure in the accrual accounted, interest rate money market portfolios. Earnings Volatility has increased quarter-over-quarter as a result of higher equity and issuer risk exposure.
     There have been no significant changes to levels of structural market risk and liquidity and funding risk over the quarter. As part of our ongoing management of liquidity and funding, during the quarter we evolved certain of our practices, continuing to strengthen our position. We remain satisfied that our liquidity and funding management framework provides us with a sound position despite recent market developments. There was no significant change in our market risk management practices during the quarter. During the second and third quarters, we changed our independent price verification process to incorporate a more appropriate market-based valuation methodology for determining ongoing mark-to-market valuation of the commodities portfolio and reduced the risk limits for the portfolio.
     This Risk Management section and the following Income Taxes section contain forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

12 • BMO Financial Group Third Quarter Report 2007

Provisions for Credit Losses (PCL)

(Canadian $ in millions, except as noted)	Q3-2007	Q2-2007	Q3-2006	YTD-2007	YTD-2006

New specific provisions	129	93	109	308	314
Reversals of previously established allowances	(14)	(13)	(34)	(39)	(66)
Recoveries of loans previously written-off	(24)	(21)	(33)	(67)	(88)

Specific provision for credit losses	91	59	42	202	160
Reduction of the general allowance	–	–	–	–	–

Provision for credit losses	91	59	42	202	160

Specific PCL as a % of average net loans and acceptances (annualized)	0.18%	0.12%	0.09%	0.13%	0.12%
PCL as a % of average net loans and acceptances (annualized)	0.18%	0.12%	0.09%	0.13%	0.12%
Changes in Gross Impaired Loans and Acceptances (GIL)

(Canadian $ in millions, except as noted)

GIL, Beginning of Period	688	748	771	666	804
Additions to impaired loans & acceptances	106	131	83	350	334
Reductions in impaired loans & acceptances (1)	(60)	(107)	(101)	(124)	(223)
Write-offs	(116)	(84)	(90)	(274)	(252)

GIL, End of Period	618	688	663	618	663

GIL as a % of gross loans & acceptances	0.30%	0.34%	0.35%	0.30%	0.35%
GIL as a % of equity and allowances for credit losses	3.49%	3.86%	3.86%	3.49%	3.86%

(1)
Includes impaired amounts returned to performing status, loan sales, repayments, the impact of foreign exchange fluctuations and offsets for consumer write-offs which have not been recognized as formations (Q3-07 $76MM; Q2-07 $72MM; Q3-06 $66MM; YTD-07 $216MM; and YTD-06 $198MM).

Aggregate Market Value Exposure and Earnings Volatility for Trading and Underwriting and Structural Positions ($ millions)*

(After-tax Canadian equivalent)		Market value exposure (MVE)			12-month earnings volatility

	Jul. 31 2007	Apr. 30 2007	Oct. 31 2006	Jul. 31 2007	Apr. 30 2007	Oct. 31 2006

Trading and Underwriting	(22.5)	(25.5)	(23.4)	(17.1)	(12.4)	(17.5)
Structural	(258.6)	(304.2)	(267.0)	(28.7)	(26.3)	(24.1)

BMO Financial Group	(281.1)	(329.7)	(290.4)	(45.8)	(38.7)	(41.6)

* Measured at a 99% confidence interval. Losses are in brackets.
Total Trading and Underwriting MVE Summary ($ millions)*

		For the quarter ended July 31, 2007			As at April 30, 2007	As at October 31, 2006

(Pre-tax Canadian equivalent)	Quarter-end	Average	High	Low	Quarter-end	Quarter-end

Commodities Risk	(3.3)	(4.7)	(6.8)	(3.2)	(3.4)	(8.4)
Equity Risk	(12.6)	(11.5)	(17.7)	(6.2)	(9.5)	(9.8)
Foreign exchange Risk	(1.0)	(0.6)	(1.2)	(0.2)	(0.3)	(3.3)
Interest rate Risk (Mark-to-Market)	(3.9)	(5.1)	(7.9)	(2.3)	(7.2)	(7.1)
Correlation	4.3	8.4	12.6	4.1	8.0	10.4

Comprehensive Risk	(16.5)	(13.5)	(19.3)	(8.0)	(12.4)	(18.2)
Interest rate Risk (accrual)	(9.2)	(20.1)	(26.8)	(8.6)	(22.2)	(12.0)
Issuer Risk	(8.9)	(5.5)	(9.0)	(3.9)	(4.7)	(5.8)

Total MVE	(34.6)	(39.1)	(47.6)	(27.9)	(39.3)	(36.0)

*	One-day measure using a 99% confidence interval. Losses are in brackets and benefits are presented as positive numbers.
Structural Balance Sheet Earnings and Value Sensitivity to Changes in Interest Rates ($ millions)*

					Earnings sensitivity over the next
(After-tax Canadian equivalent)		Economic value sensitivity			12 months

	Jul. 31 2007	Apr. 30 2007	Oct. 31 2006	Jul. 31 2007	Apr. 30 2007	Oct. 31 2006

100 basis point increase	(252.8)	(286.5)	(237.4)	12.3	(16.3)	10.9
100 basis point decrease	197.5	226.0	181.6	(26.7)	8.1	(10.5)

200 basis point increase	(535.0)	(605.6)	(508.0)	7.9	(46.5)	12.1
200 basis point decrease	333.7	405.7	318.3	(52.3)	34.9	(4.1)

* Losses are in brackets and benefits are presented as positive numbers
BMO Financial Group Third Quarter Report 2007 • 13

Income Taxes
As explained in the Non-GAAP Measures section, BMO adjusts revenue to a taxable equivalent basis for analysis in this MD&A, with an offsetting adjustment to the provision for income taxes. As such, the provisions for income taxes and associated rates are stated on a taxable equivalent basis in the MD&A.
     The provision for income taxes declined $51 million from the third quarter a year ago and $27 million from the second quarter, to $181 million. The effective tax rate for the quarter was 21.0%, compared with 24.1% in the third quarter a year ago and 23.2% in the second quarter. The effective rate for the year to date was 18.8%, compared with 25.5% a year ago. Excluding the commodities losses and the first quarter restructuring charge, the effective tax rate was 23.1% for the current quarter, 24.8% for the second quarter and 24.6% for the year to date. The decreases in the quarterly and year- to-date tax rates were largely attributable to favourable resolution of certain tax issues and a relatively higher proportion of income from lower-tax-rate jurisdictions. We continue to expect a current sustainable tax rate of 25% to 28%. Our reported effective tax rate for the year will be lower than the sustainable rate largely due to the reasons noted above.

     BMO hedges the foreign exchange risk arising from its investments in U.S. operations by funding the investments in U.S. dollars. Under this program, the gain or loss from hedging and the unrealized gain or loss from translation of the investments in U.S. operations are charged or credited to shareholders’ equity. For income tax purposes, the gain or loss on the hedging activities attracts an income tax charge or credit in the current period, which is charged or credited to shareholders’ equity, while the associated unrealized gain or loss on the investments in U.S. operations does not attract income taxes until the investments are liquidated. The income tax charge/benefit arising from a hedging gain/loss is a function of the fluctuation in U.S. rates from period to period. Hedging of the investments in U.S. operations has given rise to an income tax charge in shareholders’ equity of $135 million for the quarter and $178 million for the year to date. Refer to the Consolidated Statement of Changes in Shareholders’ Equity included in the unaudited consolidated financial statements for further details.

14 • BMO Financial Group Third Quarter Report 2007

Summary Quarterly Results Trends

(Canadian $ in millions, except as noted)	Q3-2007	Q2-2007	Q1-2007	Q4-2006	Q3-2006	Q2-2006	Q1-2006	Q4-2005

Total revenue (teb)	2,609	2,571	2,105	2,494	2,603	2,503	2,512	2,650
Provision for credit losses – specific	91	59	52	51	42	66	52	57
Provision for credit losses – general	–	–	–	(35)	–	–	–	–
Non-interest expense	1,659	1,614	1,538	1,613	1,600	1,560	1,580	1,626
Restructuring charge	–	–	135	–	–	–	–	–

Total non-interest expense	1,659	1,614	1,673	1,613	1,600	1,560	1,580	1,626
Net income	660	671	348	696	710	651	606	664

Basic earnings per share ($)	1.30	1.31	0.68	1.37	1.41	1.28	1.19	1.31
Diluted earnings per share ($)	1.28	1.29	0.67	1.35	1.38	1.25	1.17	1.28
Net interest margin on earning assets (%)	1.68	1.71	1.70	1.83	1.89	1.82	1.91	1.95
Effective income tax rate (teb) (%)	21.0	23.2	3.3	17.4	24.1	23.6	29.0	29.8
Canadian/U.S. dollar exchange rate (average)	1.07	1.14	1.16	1.12	1.12	1.14	1.16	1.18

Net income:
P&C Canada	350	324	292	272	347	261	262	274
P&C U.S.	26	27	29	24	30	28	33	32

Personal and Commercial Banking	376	351	321	296	377	289	295	306
Private Client Group	105	101	95	84	83	97	91	106
BMO Capital Markets	196	199	(18)	188	203	247	222	226
Corporate Services, including T&O	(17)	20	(50)	128	47	18	(2)	26

BMO Financial Group	660	671	348	696	710	651	606	664

BMO’s quarterly earning trends were reviewed in detail on pages 75 and 76 of the 2006 Annual Report. Readers are encouraged to refer to that review for a more complete discussion of trends and factors affecting past quarterly results. The above table outlines summary results for the fourth quarter of fiscal 2005 through the third quarter of fiscal 2007.
     Results in 2007 have been significantly affected by commodities losses: $509 million ($237 million after tax and $0.46 per share) in the first quarter; $171 million ($90 million after tax and $0.18 per share) in the second quarter; and $149 million ($97 million after tax and $0.19 per share) in the third quarter. Performance-based compensation was lowered in the first two quarters by the commodities losses. Results in the first quarter of 2007 also included a $135 million ($88 million after tax and $0.17 per share) restructuring charge recorded in Corporate Services. The Canadian dollar strengthened significantly relative to the U.S. dollar in the most recent quarter, an acceleration of the trend of the last three years. A strong Canadian dollar is unfavourable for the translated value of BMO’s results. BMO Capital Markets trading revenues were particularly high in the first and second quarters of 2006, in large part due to significant commodities trading revenues. P&C Canada and Private Client Group continued to benefit from volume growth in the quarter while P&C Canada’s net interest margin held relatively firm in the first half of fiscal 2007 and increased in the current quarter. The decline in BMO’s net interest margin in the first and third quarters of 2007 was largely due to strong asset growth in BMO Capital Markets, which has lower net interest margin than other groups, and lower net interest income in Corporate Services. The first quarter’s effective income tax rate was lowered by the impact of the commodities losses in the quarter, while the effective rate was unusually low in the fourth quarter of 2006 due to the favourable resolution of certain tax matters and a large number of initiatives all generating a positive outcome.
Balance Sheet
Total assets of $359.2 billion increased $39.2 billion from October 31, 2006. The increase primarily reflects growth in securities ($18.8 billion), loans ($12.8 billion), cash resources ($5.4 billion) and acceptances ($1.8 billion).
     The $18.8 billion increase in securities was attributable to higher trading securities in BMO Capital Markets, consistent with its strategy to expand trading activities and improve revenues, and to higher available-for-sale securities.
     The $12.8 billion increase in net loans included a $7.8 billion increase in business and government loans, a $2.6 billion increase in personal loans, reflecting normal business growth, and a $0.7 billion increase in credit card loans. Securities borrowed or purchased under resale agreements increased by $2.8 billion as a result of increased customer demand and higher trading activities. Residential mortgages decreased $1.0 billion due to securitization activity combined with slower growth due to our decision to focus on relationship-based branch originated mortgages rather than our third party mortgage portfolio and broker balances. Derivative financial instruments were relatively unchanged from October 31 but decreased by $8.7 billion from the second quarter due in large part to lower levels of commodities derivatives.
     Liabilities and shareholders’ equity increased $39.2 billion from October 31, 2006. The increase primarily reflects growth in deposits ($25.2 billion), securities sold but not yet purchased ($13.2 billion), and acceptances ($1.8 billion). Subordinated debt increased $0.7 billion due to the issuance of $1.2 billion during the third quarter, offset on part by the current year maturity of the 7.80% US$300 million note and the redemption of the $150 million Series 22 debenture. Deposits by banks, which account for 13% of total deposits, increased $3.9 billion and were used to fund securities growth. Deposits by businesses and governments, which account for 53% of total deposits, increased $19.9 billion and were used to fund growth in securities and loans. Deposits from individuals, which account for the remaining 34% of total deposits, increased $1.3 billion and were used to fund growth in loans. The increase in securities sold but not yet purchased was used in trading activities.

BMO Financial Group Third Quarter Report 2007 • 15

     Contractual obligations by year of maturity were outlined in Table 24 on page 89 of BMO’s 2006 Annual Report. There have been no material changes to contractual obligations that are outside the ordinary course of business.
Capital Management
BMO’s Tier 1 Capital Ratio was 9.29%, down from 9.67% at the end the second quarter and 10.22% at the end of 2006. The ratio remains strong and is well above our minimum target of 8.0%.
     BMO’s Total Capital Ratio was 11.18%, up from 11.03% at the end of the second quarter but down from 11.76% at the end of 2006.
     The quarter-over-quarter decrease in the Tier 1 Capital Ratio was primarily attributable to growth in risk-weighted assets and the $200 million redemption of Class B Preferred Shares, Series 4 which we redeemed on August 27, 2007, as announced on July 24. Risk-weighted assets grew in part due to loan growth in P&C Canada and loan and cash resources growth in BMO Capital Markets. Market risk risk-weighted assets increased due to the adoption of a more conservative translation of certain of our risk positions to risk-weighted assets for regulatory capital purposes. Mortgage risk-weighted assets in P&C Canada decreased quarter-over-quarter due to the execution of initiatives to manage regulatory capital requirements on a cost-effective basis.
     The quarter-over-quarter increase in the Total Capital Ratio was primarily the result of the issuance of $1.2 billion of Series D Medium Term Notes, Second Tranche on June 21, 2007, offset in part by the redemption of the $150 million Series 22 7.92% debenture on July 31, 2007 and the impact of the items noted above.
     The decreases in capital ratios relative to the end of 2006 were largely attributable to risk-weighted asset growth in BMO Capital Markets and Personal and Commercial Banking in the first two quarters and the items noted above, as well as a higher goodwill deduction as a result of the acquisition of FNBT. These factors were partially offset by the $350 million preferred share issue in the first quarter and higher common shareholders’ equity.
     During the quarter, we repurchased 2,809,900 Bank of Montreal common shares under our common share repurchase program at an average cost of $69.12 per share, for a total cost of $195 million. There have been 6,681,100 common shares repurchased under the current normal-course issuer bid that expires on September 5, 2007 and pursuant to which BMO is permitted to repurchase for cancellation up to 15 million common shares, representing approximately 3% of BMO’s public float. On July 24, 2007, we announced that we intend to file a notice of intention with the Toronto Stock Exchange to make a new normal course issuer bid, subject to regulatory approval and the approval of the Exchange, that provides that we may purchase up to 25 million common shares, being approximately 5% of the public float, between September 6, 2007 and September 5, 2008. We plan to increase the program from a maximum 15 million to 25 million shares to provide greater flexibility in managing BMO’s capital levels. Our share repurchase program is primarily used to offset, over time, the impact of dilution caused by issuing shares through the exercise of stock options, our dividend reinvestment plan and convertible shares.
     On August 28, 2007, BMO’s Board of Directors declared a quarterly dividend payable to common shareholders of $0.70 per share, representing a 2.9% increase over the third quarter’s dividend of $0.68 per share and a 12.9% increase from $0.62 per share a year ago. The dividend increase reflects BMO’s policy of having a 45% to 55% dividend payout ratio over time. Since BMO’s dividend payout policy was increased in the third quarter of 2006 to 45% to 55% of net income available to shareholders, dividends paid have increased $0.15 or 28% per share.

Outstanding Shares and Securities Convertible into Common Shares

Number of shares or
As of August 22, 2007	Canadian dollar amount

Common shares	498,168,000
Class B Preferred Shares
Series 5	$200,000
Series 13	$350,000
Convertible into common shares:
Class B Preferred Shares
Series 4	$200,000
Series 6	$250,000
Series 10	$396,000
Stock options
– vested	17,825,000
– non-vested	3,342,000

Details on share capital are outlined in Notes 20 and 21 to the audited financial statements on pages 118 and 119 and the table on page 59 in the Annual MD&A included in the 2006 Annual Report.
Note that Series 4 preferred shares were redeemed on August 27, 2007.
Eligible Dividends Designation
For the purposes of the Income Tax Act (Canada) and any similar provincial and territorial legislation, BMO designates all dividends (including deemed dividends) paid on both its common and preferred shares after January 1, 2006, including dividends paid in BMO’s first, second and third quarters of fiscal 2007, as “eligible dividends”. Similarly, BMO designates all dividends (including deemed dividends) paid thereafter on BMO’s common and preferred shares as “eligible dividends”, unless BMO indicates otherwise.
Credit Rating
On June 8, 2007, Standard & Poor’s Ratings Services lowered its ratings on Bank of Montreal (BMO) and its related subsidiaries, including the senior debt rating, to A+ from AA-, citing concerns over our market risk governance and other factors. During the second quarter, our credit rating as measured by Moody’s senior debt ratings was upgraded from Aa3 to Aa1 with a stable outlook, due to a change in Moody’s methodology. Both credit ratings are indicative of high grade, high quality issues.

16 • BMO Financial Group Third Quarter Report 2007

Transactions with Related Parties
In the ordinary course of business, we provide banking services to our joint venture and equity accounted investments on the same terms that we offer our customers. A select suite of customer loan and mortgage products is offered to employees at rates normally available only to preferred customers.
     Preferred rate loan agreements were discussed in Note 26 of the audited consolidated financial statements on page 128 of the 2006 Annual Report. There have been no amounts advanced under these preferred rate loan agreements in fiscal 2007, except for mortgage loans related to staff transfers we initiated.
Off-Balance-Sheet Arrangements
BMO enters into a number of off-balance-sheet arrangements in the normal course of operations. The most significant off-balance sheet arrangements that we enter into are credit instruments and VIEs, which were described on pages 60 and 61 of the 2006 Annual Report. There were no significant changes to these off-balance-sheet arrangements during the nine months ended July 31, 2007.
Accounting Policies and Critical Accounting Estimates
The notes to BMO’s October 31, 2006 audited consolidated financial statements outline our significant accounting policies. Note 2 to the unaudited interim consolidated financial statements for the period ended July 31, 2007 describes changes to our accounting policies.
     Pages 62 to 64 of the 2006 Annual Report contain a discussion of certain accounting estimates that are considered particularly important, as they require management to make significant judgments, some of which relate to matters that are inherently uncertain. Readers are encouraged to refer to the Annual Report to review that discussion.
Accounting Changes
Financial Instruments, Hedges and Comprehensive Income
On November 1, 2006, we adopted the CICA’s new accounting requirements for securities, hedging derivatives and certain other financial instruments. Under these new rules, we are required to measure certain securities and hedging derivatives at fair value and include a new section in Shareholders’ Equity, called Other Comprehensive Income (Loss), to report unrealized gains or losses related to: certain available-for-sale securities, cash flow hedges and foreign exchange gains or losses on our net investment in foreign operations.
     Certain of our investment securities (referred to as available-for-sale securities) are recorded at fair value under the new rules; however, the requirements for recognizing gains or losses in net income are unchanged. Unrealized gains or losses are deferred in Other Comprehensive Income until the securities are sold or there is impairment that is other than temporary. It is only at that time that any gain or loss is recorded in net income. Securities whose sale is restricted or that are not traded in an active market are also included in available-for-sale securities, but continue to be recorded at cost.
     All of our hedging derivatives are recorded at fair value under the new rules, but changes in fair value only impact net income to the extent that they do not perfectly offset changes in the fair value of the item that we are hedging, i.e. ‘hedge ineffectiveness’. Any hedge ineffectiveness would be recorded in net income. Our hedging programs are such that hedges should very closely match the items that we hedge and, as a result, we would not expect a significant amount of hedge ineffectiveness to arise.
     Unrealized gains and losses on equity securities included in Other Comprehensive Income are now included in our Tier 1 and Total Capital ratios. The impact was insignificant at July 31, 2007, April 30, 2007 and January 31, 2007. Foreign exchange gains or losses related to our net investment in foreign operations, which were reported in Shareholders’ Equity in prior periods as well, continue to be included in the determination of our capital ratios.
     Accumulated Other Comprehensive Income (Loss) is included in Shareholders’ Equity for purposes of calculating return on equity, resulting in an insignificant increase in the return.
     For details of the specific accounting changes and related impacts, refer to Note 2 in the attached unaudited interim consolidated financial statements.

BMO Financial Group Third Quarter Report 2007 • 17

Review of Operating Groups’ Performance
Operating Groups’ Summary Income Statements and Statistics for Q3-2007

Q3-2007
				Corporate including					Corporate including
(Canadian $ in millions, except as noted)	P&C	PCG	BCM	T&O	Total BMO	P&C	PCG	BCM	T&O	Total BMO

Net interest income (teb)	981	154	254	(88)	1,301	2,853	458	741	(269)	3,783
Non-interest revenue	499	366	437	6	1,308	1,466	1,086	807	143	3,502

Total revenue (teb)	1,480	520	691	(82)	2,609	4,319	1,544	1,548	(126)	7,285
Provision for (recovery of) credit losses	90	1	19	(19)	91	269	2	58	(127)	202
Non-interest expense	847	357	445	10	1,659	2,509	1,075	1,168	59	4,811
Restructuring charge	–	–	–	–	–	–	–	–	135	135

Total non-interest expense	847	357	445	10	1,659	2,509	1,075	1,168	194	4,946
Income before income taxes and non-controlling interest in subsidiaries	543	162	227	(73)	859	1,541	467	322	(193)	2,137
Income taxes (teb)	167	57	31	(74)	181	493	166	(55)	(203)	402
Non-controlling interest in subsidiaries	–	–	–	18	18	–	–	–	56	56

Net income Q3-2007	376	105	196	(17)	660	1,048	301	377	(47)	1,679

Net income Q2-2007	351	101	199	20	671

Net income Q3-2006	377	83	203	47	710	961	271	672	63	1,967

Other statistics

Net economic profit	198	74	54	(46)	280	539	211	(37)	(182)	532
Return on equity	22.1%	35.7%	14.8%	nm	18.0%	21.4%	34.9%	9.5%	nm	15.1%
Cash return on equity	22.6%	36.0%	14.8%	nm	18.2%	22.0%	35.2%	9.5%	nm	15.4%
Productivity ratio (teb)	57.3%	68.7%	64.5%	nm	63.6%	58.1%	69.6%	75.4%	nm	67.9%
Cash productivity ratio (teb)	56.6%	68.4%	64.4%	nm	63.2%	57.4%	69.4%	75.4%	nm	67.4%
Net interest margin on earning assets (teb)	2.83%	9.57%	0.61%	nm	1.68%	2.79%	9.85%	0.63%	nm	1.69%
Average common equity	6,572	1,150	4,998	nm	14,371	6,355	1,140	4,939	nm	14,584
Average earning assets ($ billions)	137.6	6.4	165.0	(1.1)	307.9	136.5	6.2	157.0	(1.0)	298.7
Full-time equivalent staff	20,351	4,347	2,317	8,945	35,960

nm – not meaningful

The following sections review the financial results of our operating segments and operating groups for the third quarter of 2007.
     Periodically, certain business lines and units within the business lines are transferred between client groups to more closely align BMO’s organizational structure and its strategic priorities. All comparative figures are reclassified to reflect these transfers.
Note 10 to the attached unaudited interim consolidated financial statements outlines how income statement items requiring allocation are distributed among the operating groups, including the allocation of the provision for credit losses. Corporate Services is generally charged (or credited) with differences between the periodic provisions for credit losses charged to the client groups under our expected loss provisioning methodology and the periodic provisions required under GAAP.

18 • BMO Financial Group Third Quarter Report 2007

Personal and Commercial Banking

		Increase/(Decrease)		Increase/(Decrease)			Increase/(Decrease)
(Canadian $ in millions, except as noted)	Q3-2007	vs. Q3-2006		vs. Q2-2007		YTD-2007	vs. YTD-2006

Net interest income (teb)	981	37	4%	55	6%	2,853	111	4%
Non-interest revenue	499	(15)	(3%)	(20)	(4%)	1,466	105	8%

Total revenue (teb)	1,480	22	2%	35	2%	4,319	216	5%
Provision for credit losses	90	4	4%	–	–	269	11	4%
Non-interest expense	847	5	1%	9	1%	2,509	84	3%

Income before income taxes and non-controlling interest in subsidiaries	543	13	3%	26	5%	1,541	121	9%
Income taxes (teb)	167	14	10%	1	1%	493	34	8%
Non-controlling interest in subsidiaries	–	–	–	–	–	–	–	–

Net income	376	(1)	(1%)	25	7%	1,048	87	9%

Amortization of intangible assets (after tax)	9	1	8%	–	–	26	3	9%

Cash net income	385	–	–	25	7%	1,074	90	9%

Return on equity	22.1%		(2.5%)		(0.2%)	21.4%		0.4%
Cash return on equity	22.6%		(2.5%)		(0.3%)	22.0%		0.5%
Productivity ratio (teb)	57.3%		(0.5%)		(0.7%)	58.1%		(1.0%)
Cash productivity ratio (teb)	56.6%		(0.6%)		(0.7%)	57.4%		(1.1%)
Net interest margin on earning assets (teb)	2.83%		(0.01%)		0.06%	2.79%		(0.03%)
Average earning assets	137,585	5,619	4%	540	–	136,481	6,661	5%

Personal and Commercial Banking (P&C) represents the sum of our two retail and business banking operating segments, Personal and Commercial Banking Canada (P&C Canada) and Personal and Commercial Banking U.S. (P&C U.S.). These operating segments are reviewed separately in the sections that follow.
Personal and Commercial Banking Canada (P&C Canada)

		Increase/(Decrease)		Increase/(Decrease)			Increase/(Decrease)
(Canadian $ in millions, except as noted)	Q3-2007	vs. Q3-2006		vs. Q2-2007		YTD-2007	vs. YTD-2006

Net interest income (teb)	800	40	5%	65	9%	2,295	109	5%
Non-interest revenue	454	(15)	(3%)	(20)	(4%)	1,334	98	8%

Total revenue (teb)	1,254	25	2%	45	4%	3,629	207	6%
Provision for credit losses	81	3	3%	–	–	242	7	3%
Non-interest expense	670	(4)	(1%)	15	2%	1,974	52	3%

Income before income taxes and non-controlling interest in subsidiaries	503	26	5%	30	6%	1,413	148	12%
Income taxes (teb)	153	23	17%	4	2%	447	52	13%
Non-controlling interest in subsidiaries	–	–	–	–	–	–	–	–

Net income	350	3	1%	26	8%	966	96	11%

Amortization of intangible assets (after tax)	1	2	7%	(2)	(9%)	6	2	50%

Cash net income	351	5	1%	24	8%	972	98	11%

Personal, Insurance & Other revenue	639	9	1%	2	–	1,866	93	5%
Commercial revenue	348	23	7%	17	5%	1,016	63	7%
Cards revenue	267	(7)	(3%)	26	11%	747	51	7%
Productivity ratio (teb)	53.5%		(1.4%)		(0.7%)	54.4%		(1.8%)
Cash productivity ratio (teb)	53.3%		(1.4%)		(0.7%)	54.2%		(1.8%)
Net interest margin on earning assets (teb)	2.73%		0.04%		0.09%	2.68%		0.02%
Average earning assets	116,010	4,185	4%	1,947	2%	114,413	4,646	4%

BMO Financial Group Third Quarter Report 2007 • 19

Q3 2007 vs Q3 2006
Net income increased $3 million or 1.0%. Results in the third quarter a year ago included a $38 million ($25 million after tax) gain on the MasterCard International Inc. (MCI) IPO and a $26 million recovery of prior years’ income taxes. The current quarter included a $14 million recovery of prior years’ income taxes. Excluding these items, net income rose $40 million or 14%. Revenue rose $25 million or 2.0%, but increased $63 million or 5.2% excluding the MCI gain of a year ago.
     In our personal business, revenue increased $9 million or 1.3%, driven by growth in personal loans and branch originated mortgages, higher securitization revenue and higher mortgage refinancing fees, as well as increased sales of term investment products and mutual funds. Personal loans increased 11.6% and we increased market share 34 basis points from a year ago to 10.78%. Mortgage growth continued to slow due to our decision to focus on relationship-based branch originated mortgages over our third party mortgage portfolio and broker balances, which are declining. Mortgage market share declined 113 basis points from a year ago to 12.68%. We anticipate market share stabilizing and growing over time as we increase the size of our specialized sales force. Personal deposits declined 1.1%, resulting in a 49 basis points loss of market share from the prior year to 11.73%. We are targeting growth in personal deposits through simplified products, streamlined account opening and an improved customer experience. These initiatives are gaining traction as volumes began to improve during the quarter. In our commercial banking segment, revenues increased $23 million or 6.9%. The current quarter benefited from volume growth and higher loan recoveries, partially offset by the impact of competitive pressures. Commercial loans grew 7.7% from a year ago. BMO continues to rank second in Canadian business banking market share and we increased our market share by 56 basis points from a year ago to 19.20%. Our objective is to be the market leader. In the $1 to $5 million loan segment, there was loan growth of 8.7% while market share increased 83 basis points.
     Cards & payment service revenues decreased $7 million or 2.5%, but increased $31 million or 13.2% excluding the MCI gain in the previous year, due to growth in card loans and transaction volumes.
     Net interest margin improved by 4 basis points due to higher mortgage spreads, increased commercial loan recoveries and volume growth in products with higher margins. The improvement was lowered by higher funding costs and competitive pressures.
     Non-interest expense was down $4 million or 0.6%, due to lower allocated costs related to a share of capital taxes and efficiency improvements, partially offset by the expansion of the front-line workforce, higher cards costs as a result of increased volumes, and bcpbank Canada costs. The cash productivity ratio improved 137 basis points.
     Average loans and acceptances, including securitized loans, increased $5.7 billion or 4.8% from a year ago, while personal and commercial deposits increased $2.2 billion or 5.0%.
Q3 2007 vs Q2 2007
 Net income increased $26 million or 8.0%. The current quarter benefited from the $14 million income tax recovery, while the second quarter included a $26 million ($23 million after tax) insurance gain and a $14 million ($9 million after tax) investment security gain. Adjusted for the foregoing items, net income increased $44 million or 15% and revenue increased $85 million or 7.2%.
     Revenue increased $45 million or 3.7%. Growth was attributable to the $32 million impact of three more calendar days in the current quarter, volume growth across most products, improved net interest margin, and increased card and securitization revenues. Net interest margin rose by 9 basis points due to higher mortgage refinancing fees, increased commercial loan recoveries and volume growth in products with higher margins, partially offset by higher funding costs.
     Non-interest expense increased $15 million or 2.4%, primarily due to the $8 million impact of three more calendar days in the current quarter, higher employee-related costs and higher depreciation related to completed initiatives, partially offset by lower capital tax.
     Average loans and acceptances, including securitized loans, increased $2.4 billion or 2.0% from the second quarter, while personal and commercial deposits increased $1.4 billion or 3.0%.
     Personal loan market share increased 21 basis points from the second quarter, while mortgage market share declined 40 basis points. Personal deposits market share decreased by 11 basis points. Business banking loan market share increased by 40 basis points while, in the $1 to $5 million loan segment, there was market share growth of 56 basis points.
Q3 YTD 2007 vs Q3 YTD 2006
 Net income increased $96 million or 11%, as revenue growth outpaced expense growth by 3.3 percentage points.
     Revenue rose $207 million or 6.0%, led by volume-based growth in personal and commercial loans, commercial deposits and cards. There were also higher revenues from securitization, insurance and card transaction fees, as well as increased sales of term investment products and mutual funds. The current year also benefited from the insurance and investment security gains. Net interest margin improved by 2 basis points due to volume growth in products with higher margins.
     Non-interest expense increased $52 million or 2.7% due to higher employee-related costs, resulting from an expansion of our front-line sales and service staff in the latter half of 2006, as well as higher initiative spending and bcpbank Canada costs. The cash productivity ratio improved 179 basis points.

20 • BMO Financial Group Third Quarter Report 2007

Personal and Commercial Banking U.S. (P&C U.S.)

		Increase/(Decrease)		Increase/(Decrease)			Increase/(Decrease)
(Canadian $ in millions, except as noted)	Q3-2007	vs. Q3-2006		vs. Q2-2007		YTD-2007	vs. YTD-2006

Net interest income (teb)	181	(3)	(2%)	(10)	(5%)	558	2	–
Non-interest revenue	45	–	–	–	–	132	7	6%

Total revenue (teb)	226	(3)	(1%)	(10)	(5%)	690	9	1%
Provision for credit losses	9	1	19%	–	–	27	4	19%
Non-interest expense	177	9	5%	(6)	(4%)	535	32	6%

Income before income taxes and non-controlling interest in subsidiaries	40	(13)	(23%)	(4)	(7%)	128	(27)	(17%)
Income taxes (teb)	14	(9)	(33%)	(3)	(9%)	46	(18)	(28%)
Non-controlling interest in subsidiaries	–	–	–	–	–	–	–	–

Net income	26	(4)	(17%)	(1)	(6%)	82	(9)	(10%)

Amortization of intangible assets (after tax)	8	(1)	(8%)	2	nm	20	1	9%

Cash net income	34	(5)	(13%)	1	6%	102	(8)	(7%)

Productivity ratio (teb)	78.3%		4.5%		0.6%	77.6%		3.7%
Cash productivity ratio (teb)	74.7%		4.2%		0.6%	74.1%		3.4%
Net interest margin on earning assets (teb)	3.37%		(0.30%)		(0.01%)	3.38%		(0.33%)
Average earning assets	21,575	1,434	7%	(1,407)	(6%)	22,068	2,015	10%

U.S. Select Financial Data (US$ in millions)
Net interest income (teb)	169	4	3%	2	2%	496	7	2%
Non-interest revenue	42	2	7%	3	7%	117	7	7%

Total revenue (teb)	211	6	4%	5	3%	613	14	3%
Non-interest expense	165	15	10%	4	3%	476	34	8%
Net Income	24	(4)	(13%)	–	–	73	(8)	(10%)
Average assets	21,976	2,380	12%	277	1%	21,298	2,124	11%

Q3 2007 vs Q3 2006
 Net income decreased $4 million or 17% from a year ago. Revenue fell $3 million or 1.1%. On a U.S. dollar basis, revenue increased US$6 million or 3.5%. The inclusion of results of First National Bank and Trust (FNBT) added US$13 million to revenues. The impact of a 30 basis point decline in net interest margin offset the effects of 12% growth in loans (8% excluding FNBT) and 10% growth in deposits (4% excluding FNBT).
     Non-interest expense increased $9 million or 4.9%, but increased US$15 million or 9.8% on a U.S. dollar basis. Expense included US$10 million of FNBT operating costs and US$6 million of integration costs. Our cash productivity ratio deteriorated 420 basis points to 74.7%. Management is focused on controlling expense growth through reducing personnel costs, slowing branch expansion and other initiatives.
Q3 2007 vs Q2 2007
Net income fell $1 million or 5.7%. On a U.S. dollar basis, excluding acquisition integration costs in both periods, net income increased $2 million or 6.7%.
     Quarterly results in 2007 have been affected by ongoing acquisition integration costs. In the absence of these costs, earnings would have increased quarter-over-quarter in each period in 2007, growing from US$23.8 million in the fourth quarter of 2006 to US$28.4MM in the current quarter.
     Revenue decreased $10 million or 4.5% from the second quarter. On a U.S. dollar basis, revenue increased $5 million or 2.5%. The increase was largely attributable to deposit growth of 1.2% and loan growth of 1.4%. Net interest margin declined by only 1 basis point and is expected to remain stable for the remainder of the year.
     Non-interest expense decreased $6 million or 3.8%. On a U.S. dollar basis, non-interest expense was US$4 million or 3.2% higher, primarily due to increased acquisition integration costs.
     Our Retail Net Promoter Score, a measure of the strength of customer loyalty, was 41%, consistent with the second quarter.
     During the quarter, we successfully completed the conversion of FNBT into our operating model and brand with minimal customer impact.
Q3 YTD 2007 vs Q3 YTD 2006
 Net income decreased $9 million or 10%.
     Revenue rose $9 million or 1.3%. On a U.S. dollar basis, revenue increased $14 million or 2.6%. The increase was driven by the $26 million impact of the FNBT acquisition as well as loan and deposit growth, partially offset by margin compression. Excluding FNBT, loans grew US$1.7 billion or 10.4% and deposits grew US$0.7 billion or 4.5%. Net interest margin was down 33 basis points due to competitive pressures on pricing and the continued shifting of customers’ preferences from higher-spread to lower-spread deposit products.
     Non-interest expense increased $32 million or 6.3%. On a U.S. dollar basis, expense increased US$34 million or 7.7%. Expenses included $19 million of FNBT operating costs. Also contributing to the increase were operating costs of our new branch technology platform, increased costs associated with branches opened primarily during fiscal 2006 and higher business volumes. These increases were partially offset by the impact of our expense management initiatives. As a result of expense growth exceeding revenue growth, our cash productivity ratio deteriorated by 340 basis points to 74.1%.

BMO Financial Group Third Quarter Report 2007 • 21

Private Client Group (PCG)

		Increase/(Decrease)		Increase/(Decrease)			Increase/(Decrease)
(Canadian $ in millions, except as noted)	Q3-2007	vs. Q3-2006		vs. Q2-2007		YTD-2007	vs. YTD-2006

Net interest income (teb)	154	6	4%	1	–	458	34	8%
Non-interest revenue	366	37	11%	1	–	1,086	82	8%

Total revenue (teb)	520	43	9%	2	–	1,544	116	8%
Provision for credit losses	1	–	–	1	100%	2	–	–
Non-interest expense	357	13	4%	(2)	(1%)	1,075	68	7%

Income before income taxes	162	30	22%	3	2%	467	48	11%
Income taxes (teb)	57	8	14%	(1)	–	166	18	11%

Net income	105	22	26%	4	3%	301	30	11%

Amortization of intangible assets (after tax)	1	–	–	–	–	3	–	–

Cash net income	106	22	26%	4	3%	304	30	11%

Return on equity	35.7%		7.3%		(0.4%)	34.9%		3.7%
Cash return on equity	36.0%		7.3%		(0.5%)	35.2%		3.6%
Productivity ratio (teb)	68.7%		(3.4%)		(0.6%)	69.6%		(0.9%)
Cash productivity ratio (teb)	68.4%		(3.3%)		(0.6%)	69.4%		(0.8%)
Net interest margin on earning assets (teb)	9.57%		(0.67%)		(0.68%)	9.85%		(0.21%)
Average earning assets	6,353	622	11%	202	3%	6,211	573	10%

U.S. Select Financial Data (US$ in millions)
Total revenue (teb)	62	(2)	(4%)	2	3%	181	(4)	(2%)
Non-interest expense	59	(6)	(10%)	3	4%	175	(6)	(4%)
Net Income	2	4	+100%	–	–	4	1	30%
Cash net income	3	4	+100%	–	–	6	1	19%
Average assets	2,103	8	–	32	2%	2,074	(40)	(2%)

Q3 2007 vs Q3 2006
Net income increased $22 million or 26%.
     Revenue increased $43 million or 8.8% and $46 million or 9.5% excluding the impact of the weaker U.S. dollar. Non–interest revenue increased 11%, primarily due to higher fee-based and commission revenue in Full-Service Investing. Higher mutual fund revenue on increased client assets and higher trust and investment revenue in North American Private Banking also contributed to the growth. Net interest income increased 3.7% primarily due to higher deposit balances in the brokerage businesses.
     Non-interest expense increased $13 million or 3.8% and $16 million or 4.6% excluding the benefit of the weaker U.S. dollar, primarily due to higher revenue-based costs and continued investment in our client-facing sales force and supporting technology to drive future revenue growth. The cash productivity ratio improved 329 basis points over the prior year.
     The Group’s $277 billion of assets under management and administration and term deposits were affected by softer market conditions this quarter. Assets increased $19 billion or 7.4% year-over-year, excluding the impact of foreign exchange and the transfer of our U.S. Institutional Trust and Custody business to P&C U.S. in the current quarter. The revenue associated with that business is not significant to Private Client Group or to P&C U.S.
Q3 2007 vs Q2 2007
Net income increased $4 million or 2.9%.
     Revenue was relatively unchanged, but increased $14 million excluding a gain on the sale of Montreal Stock Exchange common shares in the prior quarter and the impact of the weaker U.S. dollar. The growth was primarily due to higher mutual fund revenues as the brokerage businesses were affected by seasonally lower third quarter client trade volumes.
     Non-interest expense was $2 million or 0.7% lower, but increased $2 million or 0.5% excluding the impact of the weaker U.S. dollar. The growth in expenses was primarily due to increased investment in the sales force and supporting technology. The cash productivity ratio improved 55 basis points over the prior quarter.
Q3 YTD 2007 vs Q3 YTD 2006
Net income increased $30 million or 11%.
     Revenue increased $116 million or 8.1%, with all lines of business contributing to the growth.
     Non-interest expense increased $68 million or 6.7%. Expenses increased primarily due to higher revenue-based costs and increased investment spending to drive future revenue growth. The cash productivity ratio improved 82 basis points over the prior year.

22 • BMO Financial Group Third Quarter Report 2007

BMO Capital Markets

		Increase/(Decrease)		Increase/(Decrease)			Increase/(Decrease)
(Canadian $ in millions, except as noted)	Q3-2007	vs. Q3-2006		vs. Q2-2007		YTD-2007	vs. YTD-2006

Net interest income (teb)	254	54	27%	(1)	(1%)	741	159	27%
Non-interest revenue	437	(40)	(9%)	42	11%	807	(758)	(48%)

Total revenue (teb)	691	14	2%	41	6%	1,548	(599)	(28%)
Provision for credit losses	19	(1)	(3%)	–	–	58	(2)	(2%)
Non-interest expense	445	60	16%	50	13%	1,168	(43)	(4%)

Income before income taxes	227	(45)	(17%)	(9)	(4%)	322	(554)	(63%)
Income taxes (recovery) (teb)	31	(38)	(57%)	(6)	(20%)	(55)	(259)	(+100%)

Net income	196	(7)	(3%)	(3)	(1%)	377	(295)	(44%)

Amortization of intangible assets (after tax)	–	–	–	–	–	–	(1)	–

Cash net income	196	(7)	(3%)	(3)	(1%)	377	(296)	(44%)

Trading Products revenue	274	(77)	(22%)	89	48%	283	(811)	(74%)
Investment and Corporate Banking and Other revenue	417	91	28%	(48)	(10%)	1,265	212	20%
Return on equity	14.8%		(2.6%)		(1.1%)	9.5%		(10.0%)
Cash return on equity	14.8%		(2.6%)		(1.1%)	9.5%		(10.1%)
Productivity ratio (teb)	64.5%		7.8%		3.9%	75.4%		19.0%
Cash productivity ratio (teb)	64.4%		7.7%		3.8%	75.4%		19.0%
Net interest margin on earning assets (teb)	0.61%		(0.01%)		(0.06%)	0.63%		(0.01%)
Average earning assets	164,957	36,671	29%	8,213	5%	156,988	34,646	28%

U.S. Select Financial Data (US$ in millions)
Revenue	147	(139)	(49%)	(6)	(4%)	128	(773)	(85%)
Non-interest expense	162	(7)	(4%)	12	8%	450	(44)	(9%)
Net Income	(1)	(69)	(+100%)	(2)	(+100%)	(167)	(403)	(+100%)
Average assets	75,869	20,141	36%	3,180	4%	71,643	20,075	39%

Q3 2007 vs Q3 2006
Net income decreased $7 million or 3.4%. Results were affected by $149 million ($97 million after tax) of losses in our commodities business. Adjusted for those losses, net income increased $90 million or 45%, driven by revenue growth and a lower effective tax rate, partially offset by expense growth albeit at a lower rate than revenue growth.
     Revenue rose $14 million or 1.8%. Trading Products revenue fell $77 million or 22%. Adjusted for the commodities losses in the quarter, Trading Products revenue rose $72 million or 21%, due to higher trading revenues, equity underwriting fees, commission revenues and improvements in interest-rate-sensitive businesses. Interest rate trading revenues were up substantially, benefiting from a steeper yield curve, widening spreads and increased volatility during the quarter.
     Investment and Corporate Banking and Other revenue increased strongly, rising $91 million or 28%. Equity underwriting and merger and acquisitions fees more than doubled and debt underwriting revenues almost doubled from a year ago. There were also increased revenues from higher corporate banking assets. Growth was negatively affected by lower investment securities gains, strong commodity trading revenues a year ago and the weaker U.S. dollar.
     Net interest income improved due to higher trading net interest income and the impact of higher corporate banking assets. Net interest margin deteriorated 1 basis point.
     Non-interest expense increased $60 million or 16%. There was significantly higher performance-based compensation as revenue and net income grew strongly in a number of our businesses. The Group’s cash productivity ratio deteriorated due to the commodities losses.
The effective tax rate was low in the third quarter. The commodities losses were attributable to our U.S. business and, as such, are recoverable at a relatively higher tax rate. The Group’s other income attracts income taxes at a lower tax rate overall, resulting in a lower effective tax rate.
     Results from U.S. operations deteriorated due to the commodities losses.
Q3 2007 vs Q2 2007
Net income decreased $3 million or 1.4%. Second quarter results were affected by $171 million of commodities losses ($90 million after tax and reduced performance-based compensation). Adjusted for the net impact of those items in both periods, net income rose $4 million or 1.5%.
     Revenue increased $41 million on a reported basis, but by $19 million or 2.1% excluding the commodities losses in both periods. There were increases in trading revenues, merger and acquisition fees and debt underwriting revenues. There were reductions in cash collections on previously-impaired loans, net investment securities gains and equity underwriting fees.
     Non-interest expense was $50 million or 13% higher, due to increased performance-based compensation, which was reduced by $33 million in the prior quarter by commodities losses.
Q3 YTD 2007 vs Q3 YTD 2006
Net income decreased $295 million or 44%. Adjusted for the net impact of $829 million of losses in our commodities business ($424 million after tax and associated performance-based compensation), net income rose $129 million or 19%.

BMO Financial Group Third Quarter Report 2007 • 23

     Revenue fell $599 million or 28% due to the commodities losses. Excluding the commodities losses, revenue increased $230 million or 11%. There was increased equity underwriting activity, higher merger and acquisitions fees, increased lending fees and increased commissions. Income from corporate banking assets also increased but that impact was partially offset by slightly lower spreads.
     Net interest income increased due to higher trading net interest income and higher corporate banking assets, partially offset by reduced spreads on corporate loans in the competitive environment.
     Non-interest expense decreased $43 million or 3.6%, due to lower performance-based compensation in the first half of the year. The Group earned income before income taxes for the year to date; however, results include an income tax recovery because of the taxation of the commodities portfolio losses relative to the Group’s other taxable income, as outlined in the foregoing quarterly discussions.

Corporate Services, Including Technology and Operations

		Increase/(Decrease)		Increase/(Decrease)			Increase/(Decrease)
(Canadian $ in millions, except as noted)	Q3-2007	vs. Q3-2006		vs. Q2-2007		YTD-2007	vs. YTD-2006

Net interest income (teb)	(88)	(63)	(+100%)	(1)	4%	(269)	(144)	(+100%)
Non-interest revenue	6	(10)	(59%)	(39)	(86%)	143	78	+100%

Total revenue (teb)	(82)	(73)	(+100%)	(40)	(83%)	(126)	(66)	(+100%)
Provision for (recovery of) credit losses	(19)	46	72%	31	65%	(127)	33	20%
Non-interest expense	10	(19)	(65%)	(12)	(52%)	59	(38)	(39%)
Restructuring charge	–	–	–	–	–	135	135	+100%

Total non-interest expense	10	(19)	(65%)	(12)	(52%)	194	97	+100%
Income before income taxes and non-controlling interest in subsidiaries	(73)	(100)	(+100%)	(59)	(+100%)	(193)	(196)	(+100%)
Income taxes (recovery) (teb)	(74)	(35)	(80%)	(21)	(43%)	(202)	(85)	(72%)
Non-controlling interest in subsidiaries	18	(1)	(1%)	(1)	(2%)	56	(1)	–

Net income (loss)	(17)	(64)	(+100%)	(37)	(+100%)	(47)	(110)	(+100%)

U.S. Select Financial Data (US$ in millions)
Revenue	(31)	(9)	(42%)	(3)	(7%)	(72)	(10)	(18%)
Provision for (recovery of) credit losses	9	41	+100%	25	+100%	(27)	32	55%
Non-interest expense	(10)	(22)	(+100%)	(11)	(+100%)	(15)	(32)	(+100%)
Restructuring charge	–	–	–	–	–	18	18	100%

Total non-interest expense	(10)	(22)	(+100%)	(11)	(+100%)	3	(14)	(82%)
Income taxes	(13)	9	30%	(14)	(+100%)	(12)	28	68%
Net income (loss)	(22)	(37)	(+100%)	(4)	(25%)	(50)	(56)	(+100%)

Corporate Services
Corporate Services includes the corporate units that provide expertise and governance support to BMO Financial Group in areas such as strategic planning, law, finance, internal audit, risk management, corporate communications, human resources and learning. Operating results include revenues and expenses associated with certain securitization activities, the hedging of foreign-source earnings, and activities related to the management of certain balance sheet positions and BMO’s overall asset-liability structure.
     Corporate Services is generally charged (or credited) with differences between the periodic provisions for credit losses charged to the client groups under our expected loss provisioning methodology and the required periodic provisions charged by the consolidated organization under GAAP.
Technology and Operations
Technology and Operations (T&O) manages, maintains and provides governance over information technology, operations services, real estate and sourcing for BMO Financial Group. T&O focuses on enterprise-wide priorities that improve service quality and efficiency to deliver an excellent customer experience.
Financial Performance Review
Technology and Operations operating results are included with Corporate Services for reporting purposes. Costs of T&O’s services are transferred to the client groups (P&C, PCG and BCM) and only relatively minor variance amounts are retained within T&O. As such, results in this section largely reflect the other corporate units outlined above.
     The net loss in the quarter was $17 million, compared with net income of $47 million in the third quarter a year ago. Reduced earnings were due to lower revenues, largely lower securitization revenues and interest received last year on tax refunds, and higher provisions for credit losses, partially offset by lower corporate costs.
     Net income decreased $37 million from the second quarter, due to reduced revenues, in part the impact of lower securitization revenues, and an increase in the provision for credit losses. The lower corporate securitization revenue was largely attributable to higher interest rates reducing the value of mortgages we had previously securitized. A portion of this lower revenue will be reversed over time.
     The net loss for the year to date was $47 million, compared with net income of $63 million for the comparable period in 2006. Excluding the $135 million restructuring charge ($88 million after tax), net income fell $22 million due to reduced revenues and a higher provision for credit losses, partially offset by lower corporate expenses.

24 • BMO Financial Group Third Quarter Report 2007

INVESTOR AND MEDIA PRESENTATION
Investor Presentation Materials
Interested parties are invited to visit our web site at www.bmo.com/investorrelations to review this quarterly news release, presentation materials and a supplementary financial information package online. Copies of these documents are also available at BMO Financial Group’s offices at 100 King Street West, 18th Floor, 1 First Canadian Place, Toronto, Ontario, M5X 1A1.
Quarterly Conference Call and Webcast Presentations
Interested parties are also invited to listen to our quarterly conference call on Tuesday, August 28, 2007 at 2:00 p.m. (EDT). At that time, senior BMO executives will comment on results for the quarter and respond to questions from the investor community. The call may be accessed by telephone at 416-695-9753 (from within Toronto) or 1-888-789-0089 (toll-free outside Toronto). A replay of the conference call can be accessed until Monday, November 26, 2007 by calling 416-641-2196 (from within Toronto) or 1-888-742-2491 (toll-free outside Toronto) and entering passcode 7577.
     A live webcast of the call can be accessed on our web site at www.bmo.com/investorrelations. A replay can be accessed on the site until Monday, November 26, 2007.
Media Relations Contacts
Ralph Marranca, Toronto, ralph.marranca@bmo.com, 416-867-3996
Ronald Monet, Montreal, ronald.monet@bmo.com, 514-877-1873
Investor Relations Contacts
Viki Lazaris, Senior Vice-President, viki.lazaris@bmo.com, 416-867-6656
Steven Bonin, Director, steven.bonin@bmo.com, 416-867-5452
Krista White, Senior Manager, krista.white@bmo.com, 416-867-7019
Chief Financial Officer
Karen Maidment, Chief Financial and Administrative Officer,
karen.maidment@bmo.com, 416-867-6776
Corporate Secretary
Sharon Sandall, Acting Secretary, Corporate and Legal Affairs
corp.secretary@bmo.com, 416-867-6785

Shareholder Dividend Reinvestment and Share Purchase Plan
Average market price
May 2007 $ 70.94
June 2007 $ 67.58
July 2007 $ 68.15
For dividend information, change in shareholder address
or to advise of duplicate mailings, please contact
Computershare Trust Company of Canada
100 University Avenue, 9th Floor
Toronto, Ontario M5J 2Y1
Telephone: 1-800-340-5021 (Canada and the United States)
Telephone: (514) 982-7800 (international)
Fax: 1-888-453-0330 (Canada and the United States)
Fax: (416) 263-9394 (international)
E-mail: service@computershare.com
For other shareholder information, please contact
Bank of Montreal
Shareholder Services
Corporate Secretary’s Department
One First Canadian Place, 21st Floor
Toronto, Ontario M5X 1A1
Telephone: (416) 867-6785
Fax: (416) 867-6793
E-mail: corp.secretary@bmo.com
For further information on this report, please contact
Bank of Montreal
Investor Relations Department
P.O. Box 1, One First Canadian Place, 18th Floor
Toronto, Ontario M5X 1A1
To review financial results online, please visit our web site at www.bmo.com

® Registered trade-mark of Bank of Montreal

Annual Meeting 2008
 The next Annual Meeting of Shareholders will be held on Tuesday, March 4, 2008 in Quebec City, Quebec.

BMO Financial Group Third Quarter Report 2007 ·